Exhibit 99.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares of China Southern Airlines Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss however arising from or in reliance upon the whole or any part of the contents of this circular.

(1) DISCLOSEABLE AND CONNECTED TRANSACTION AND

CONTINUING CONNECTED TRANSACTIONS IN RELATION TO

FINANCIAL SERVICES FRAMEWORK AGREEMENT;

(2) MAJOR TRANSACTION AND

CONTINUING CONNECTED TRANSACTIONS IN RELATION TO

2020 – 2022 FINANCE AND LEASE SERVICE FRAMEWORK AGREEMENT;

AND

(3) NOTICE OF EGM

Independent Financial Adviser to the Independent Board Committee

and the Independent Shareholders

A notice convening the EGM to be held at 9:00 a.m., on Friday, 27 December 2019 at No. 3301 Conference Room, 33th Floor, China Southern Airlines Building, No. 68 Qixin Road, Bai Yun District, Guangzhou, Guangdong Province, the PRC, a form of proxy for the EGM and a reply slip are despatched by the Company together with this circular and are also published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.csair.com).

If you are not able to attend and/or vote at the EGM, you are strongly urged to complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the Company’s branch share registrar in Hong Kong, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong (in case of holders of H Shares) or the principal office of the Company in the PRC at No. 68 Qixin Road, Baiyun District, Guangzhou, PRC 510403 (in case of holders of A Shares) no later than 24 hours before the time appointed for the holding of the EGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the EGM or any adjourned meeting should you so wish.

26 October 2019

- i -

DEFINITIONS

In this circular, unless the context requires otherwise, the following expressions have the following meanings:

“2018-2019 Finance and Lease Service Framework Agreement”	the 2018-2019 finance and lease service framework agreement entered into between the Company and CSA Leasing on 17 October 2017, pursuant to which CSA Leasing agreed to (i) provide finance leasing to the Company in relation to the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment; and (ii) provide operating lease to the Company in relation to certain aircraft and engines for the period from 1 January 2018 to 31 December 2019 in accordance with its terms and conditions and the relevant implementation agreements contemplated thereunder

“2018-2019 Finance Lease Transactions”	the finance lease of the Leased Aircraft, the Leased Aircraft Related Assets and the Leased Aviation Related Equipment pursuant to the 2018-2019 Finance and Lease Service Framework Agreement

“2018-2019 Operating Lease Transactions”	the operating lease of the aircraft and engines pursuant to the 2018-2019 Finance and Lease Service Framework Agreement

“2020-2022 Finance and Lease Service Framework Agreement”	the 2020-2022 finance and lease service framework agreement entered into between the Company and CSA Leasing on 10 October 2019, pursuant to which CSA Leasing agreed to (i) provide finance leasing service to the Company in relation to the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment; and (ii) provide operating lease service to the Company in relation to certain aircraft, helicopters and engines for the period from 1 January 2020 to 31 December 2022 in accordance with its terms and conditions and the relevant implementation agreements contemplated thereunder

“A Share(s)”	A share(s) of RMB1.00 each in the capital of the Company

“Airbus S.A.S.”	Airbus S.A.S., a company incorporated under the laws of France

“Aircraft Related Assets”	helicopter, simulator and engines

“Aviation Related Equipment”	the aviation materials and special equipment (including special vehicles, the equipment for transport handling, security check, communication navigation, flight training, maintenance and testing, and process equipment, etc.)

“Articles of Association”	the articles of association of the Company, as amended from time to time

“associate(s)”	has the meaning as defined in the Listing Rules

DEFINITIONS

“Board”	the board of Directors

“Boeing Company”	Boeing Company, a company incorporated in the State of Delaware of the United States of America

“CBIRC”	China Banking and Insurance Regulatory Commission

“Comac”	Commercial Aircraft Corporation of China Limited, a company incorporated in the PRC

“Company”	China Southern Airlines Company Limited, a company incorporated under the laws of the PRC whose H Shares, A Shares and American depositary receipts are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“CSAH”	China Southern Air Holding Limited Company, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“CSAH Group”	CSAH and its subsidiaries

“CSA Leasing”	China Southern Air Leasing Company Limited* (南航國際融資 租賃有限公司) (formerly known as CSA International Finance Leasing Co., Ltd.), a company incorporated in the PRC with limited liability, and owned as to 75% by China Southern Airlines Group Capital Holding Limited* (中國南航集團資本 控股有限公司) and 25% by Nan Lung Holding Limited, each a wholly-owned subsidiary of CSAH as at the Latest Practicable Date

“Delivery Date”	the dates on which the Lessor(s) delivers the Leased Aircraft, the Leased Aircraft Related Assets and the Leased Aviation Related Equipment to the Company pursuant to the respective Finance Lease Agreement

“Deposit Services Cap(s)”	the maximum daily balance of deposits placed by the Group (including the corresponding interest accrued thereon) on any given day during the term of the Financial Services Framework Agreement

“Directors”	the directors of the Company

“EGM”	the second extraordinary general meeting of 2019 of the Company to be convened at 9:00 a.m., on Friday, 27 December 2019, or any adjournment thereof

DEFINITIONS

“Finance Company”	Southern Airlines Group Finance Company Limited, a company incorporated in the PRC with limited liability

“Finance Lease Agreement(s)”	the individual finance lease agreements in relation to the finance lease of the Leased Aircraft, the Leased Aircraft Related Assets and the Leased Aviation Related Equipment to be entered into by the Company pursuant to the 2020-2022 Finance and Lease Service Framework Agreement

“Finance Lease Cap(s)”	the relevant annual cap(s) for the Finance Lease Transactions contemplated under the 2020-2022 Finance and Lease Service Framework Agreement

“Finance Lease Transactions”	the finance lease of the Leased Aircraft, the Leased Aircraft Related Assets and the Leased Aviation Related Equipment pursuant to the 2020-2022 Finance and Lease Service Framework Agreement

“Financial Services Framework Agreement”	the financial services framework agreement dated 27 August 2019 entered into between the Company and the Finance Company

“Group”	the Company and its existing subsidiaries

“H Share(s)”	H share(s) of RMB1.00 each in the capital of the Company

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“IFRS”	the International Financial Reporting Standards issued by the International Accounting Standards Board

“IFRS 16”	the International Financial Reporting Standard 16 issued by the International Accounting Standards Board, set out the principles for the recognition, measurement, presentation and disclosure of leases

“Independent Board Committee”	the independent committee of the Board, the members of which consist of the independent non-executive Directors, formed to advise the Independent Shareholders with respect to (i) the provision of deposit services and the proposed Deposit Services Caps under the Financial Services Framework Agreement, and (ii) the Proposed Lease Transactions and the proposed Lease Caps under the 2020-2022 Finance and Lease Service Framework Agreement

DEFINITIONS

“Independent Financial Adviser”	TUS Corporate Finance Limited, a corporation licensed to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO and is the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of (i) the Provision of Deposit Services and the proposed Deposit Services Caps under the Financial Services Framework Agreement, and (ii) the Proposed Lease Transactions and the proposed Lease Caps under the 2020-2022 Finance and Lease Service Framework Agreement

“Independent Shareholders”	shareholders of the Company other than CSAH and its associates

“Latest Practicable Date”	23 October 2019, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Lease Cap(s)”	collectively, the Finance Lease Cap(s) and the Operating Lease Cap(s)

“Leased Aircraft”	the aircraft planned to be introduced by the Company during the period from 1 January 2020 to 31 December 2022, and to be entered into the finance lease in respect of the Proposed Lease Transactions

“Leased Aircraft Related Assets”	the Aircraft Related Assets planned to be introduced by the Company during the period from 1 January 2020 to 31 December 2022, and to be entered into the finance lease in respect of the Proposed Lease Transactions

“Leased Aviation Related Equipment”	the Aviation Related Equipment planned to be introduced by the Company during the period from 1 January 2020 to 31 December 2022, and to be entered into the finance lease in respect of the Proposed Lease Transactions

“Lessee(s)”	The Company (including the wholly-owned or controlled subsidiaries of the Company or their wholly-owned or controlled subsidiaries)

“Lessor(s)”	CSA Leasing or wholly-owned subsidiaries of CSA Leasing which has been or are to be incorporated in the Guangzhou Nansha Free Trade Zone, the China (Shanghai) Pilot Free Trade Zone, the Tianjin Dongjiang Bonded Zone, the Xiamen Xiangyu Bonded Zone or other zones of the PRC

DEFINITIONS

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Operating Lease Agreement(s)”	the individual operating lease agreements in relation to the operating lease of certain aircraft, helicopters and engines to be entered into by the Company pursuant to the 2020-2022 Finance and Lease Service Framework Agreement

“Operating Lease Cap(s)”	the relevant annual cap(s) for the Operating Lease Transactions contemplated under the 2020-2022 Finance and Lease Service Framework Agreement

“Operating Lease Transactions”	the operating lease of the certain aircraft, helicopters and engines pursuant to the 2020-2022 Finance and Lease Service Framework Agreement

“PBOC”	the People’s Bank of China, the central bank of the PRC

“PRC” or “China”	the People’s Republic of China (other than, for the purpose of this circular only, Hong Kong, Macau and Taiwan)

“Previous Financial Services Framework Agreement”	the previous financial services framework agreement dated 29 August 2016 entered into between the Company and the Finance Company

“Proposed Lease Transactions”	collectively, the Finance Lease Transactions and Operating Lease Transactions

“Provision of Deposit Services”	the provision of deposit of money services (including but not limited to time deposit, saving deposit) by the Finance Company to the Group pursuant to the Financial Services Framework Agreement

“Provision of Loan Services”	the provision of loan services (including credit line services) by the Finance Company to the Group pursuant to the Financial Services Framework Agreement

“RMB”	Renminbi, the lawful currency of the PRC

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Share(s)”	collectively, the H Shares and A Shares

“Shareholder(s)”	shareholder(s) of the Company

DEFINITIONS

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“US dollars” or “US$”	United States dollars, the lawful currency of the United States of America

*	For identification purpose only

LETTER FROM THE BOARD

Directors:	Registered address:
Unit 301, 3/F, Office Tower
Executive Directors:	Guanhao Science Park Phase I
Wang Chang Shun (Chairman of the Board)	12 Yuyan Street, Huangpu District
Ma Xu Lun (Vice Chairman of the Board and President)	Guangzhou, Guangdong Province
Han Wen Sheng	PRC 510530

Independent Non-Executive Directors:
Zheng Fan
Gu Hui Zhong
Tan Jin Song
Jiao Shu Ge

Supervisors:
Li Jia Shi (Chairman of the Supervisory Committee)
Lin Xiao Chun
Mao Juan

26 October 2019

To the Shareholders

Dear Sir or Madam,

(1) DISCLOSEABLE AND CONNECTED TRANSACTION AND

CONTINUING CONNECTED TRANSACTIONS IN RELATION TO

FINANCIAL SERVICES FRAMEWORK AGREEMENT;

(2) MAJOR TRANSACTION AND

CONTINUING CONNECTED TRANSACTIONS IN RELATION TO

2020 – 2022 FINANCE AND LEASE SERVICE FRAMEWORK AGREEMENT;

AND

(3) NOTICE OF EGM

I.	INTRODUCTION

Reference is made to the announcements of the Company dated 27 August 2019 and 12 September    2019 in relation to the Financial Services Framework Agreement and the announcement of the Company        dated 10 October 2019 in relation to the 2020-2022 Finance and Lease Service Framework Agreement.

LETTER FROM THE BOARD

The purpose of this circular is, among other things, (i) to provide you with more information in relation to the Financial Services Framework Agreement and the Deposit Services Caps, as well as the 2020- 2022 Finance and Lease Service Framework Agreement and the Lease Caps; (ii) to enable you to make an informed decision on whether to vote for or against the resolutions at the EGM.

II.	FINANCIAL SERVICES FRAMEWORK AGREEMENT

(1)	Financial services framework agreement

(i)	Date

27 August 2019 (after trading hours)

(ii)	Parties

(a)	The Company, its principal business activity of the Company is that of civil aviation.

(b)

The Finance Company, a non-wholly-owned subsidiary of CSAH which is owned as to approximately 51.42% by CSAH and 48.58% by the Company together with its four subsidiaries. The principal business activity of the Finance Company is that of providing financial services, which it is authorised to carry out under the applicable rules and regulations of the PRC. CSAH is a state-owned enterprise established in the PRC. The principal business activity of CSAH is investment holding.

(iii)	Subject Matter

(a)	Financial Services Provided by the Finance Company to the Group

Pursuant to the Financial Services Framework Agreement, the Finance Company agreed to provide the following financial services to the Group:

Provision of Deposit Services

The Finance Company shall accept deposits from the Group at interest rates not lower than applicable interest rate rules prescribed by the PBOC from time to time for the same term of deposit. The Finance Company will in turn deposit the whole of such sums of money with certain state-owned commercial banks and listed commercial banks to control the risk. The Finance Company will ensure the Group is able to use the deposits at any time.

LETTER FROM THE BOARD

The Company is not subject to any extra charges for depositing money with the Finance Company. The interest rate (such as time deposit rate and saving deposit rate) for the Group’s deposits with the Finance Company shall not be lower than the interest rate payable by major commercial banks in the PRC for comparable deposits.

Provision of Loan Services

The Finance Company shall make loans or provide credit line services to the Group and the entering into of separate loan agreements, which will set out the terms and conditions of the loans, upon application by the Company during the term of the Financial Services Framework Agreement. The Company will comply with the Listing Rules when entering into such separate written agreements. The Finance Company shall not charge interest rates higher than the interest rate rules prescribed by the PBOC for similar loans. The total amount of outstanding loans extended by the Finance Company to the CSAH Group (excluding the Group) must not exceed the sum of the Finance Company’s shareholders’ equity, capital reserves and money deposit received from other parties (except the Group).

The interest rate for loans provided to the Group by the Finance Company shall not be higher than the interest rate rules prescribed by the PBOC for the same type of loan and, subject to the above, the interest rate charged on the loans to the Group shall be equal to or lower than the rate charged by major commercial banks in the PRC for comparable loans.

The Company will make repayment of principal and payment for interest in accordance with the payment terms of the separate loan agreements as might be entered into between the the Company and the Finance Company.

Provision of other financial services

Upon request by the Company, the Finance Company shall also provide other financial services to the Group, including financial and financing consultation, credit certification and other relevant advice and agency services, insurance agency services, and other businesses which are approved by CBRC to be operated by the Finance Company by entering into of separate agreements, which will set out the terms and conditions of such services. If the Company is approved to issue bond, the Finance Company can accept engagement by the Company to provide bond issuance or underwriting services, subject to the entering into of separate agreements. The Company will comply with the reporting, annual review, announcement and shareholders’ approval requirements of the Listing Rules if the transaction amount of other financial services contemplated under the Financial Services Framework Agreement would exceed the relevant threshold when entering into such separate written agreements.

LETTER FROM THE BOARD

For the other financial services provided by the Finance Company under the Financial Services Framework Agreement, the fees charged by the Finance Company for the provision of other financial services shall be fixed according to the rate of fees chargeable prescribed by the regulatory institutions such as the PBOC or the CBIRC and, subject to the above principle, the fees chargeable shall be equal to or lower than the rate charged by the Finance Company against independent third parties for the same type of financial services.

The Company will make payment for such fees and commissions in accordance with the payment terms of the separate agreements for other financial services as might be entered into between the Company and Finance Company. In respect of the other financial services to be provided by the Finance Company to the Group, the Company expects that the annual fees payable by the Group to the Finance Company will not exceed RMB5.0 million during the term of the Financial Services Framework Agreement.

(iv)	Term of the Financial Services Framework Agreement

The Financial Services Framework Agreement is for a fixed term of three years, commencing from 1 January 2020 to 31 December 2022.

(v)	Proposed Annual Cap

(a)	Financial Services Provided by the Finance Company to the Group

Pursuant to the Financial Services Framework Agreement, each of the maximum daily balance of deposits (including the corresponding interests accrued thereon) placed by the Group as well as the maximum amount of the outstanding loans provided by the Finance Company to the Group (including the corresponding interests payable accrued thereon) for each of the three years ending 31 December 2022 shall not exceed the Deposit Services Cap which is set at RMB13.0 billion, RMB14.5 billion and RMB16.0 billion, respectively, on any given day.

The Deposit Services Caps of RMB13.0 billion, RMB14.5 billion and RMB16.0 billion are determined principally by reference to:

(1)	the cash flow position of the Group;

(2)

the revised cap of RMB10.0 billion provided for the Provision of Deposit Services under the agreement dated 27 April 2018 supplemental to the Previous Financial Services Framework Agreement (details of which are provided in the announcements of the Company dated 29 August 2016 and 27 April 2018);

LETTER FROM THE BOARD

(3)

the growth in maximum historical daily balance of the deposits of the Group placed with the Finance Company during the two financial years ended 31 December 2018 and the six months ended 30 June 2019 (as provided below);

(4)

the maximum historical daily balance of the deposits of the Group placed with the Finance Company was close to RMB10.0 billion during the first half of 2019, which indicated that the existing cap of RMB10.0 billion for the year ending 31 December 2019 has been nearly fully utilised;

(5)

the operation scale of the Group which is expected to continue to expand and the ability of centralised fund management which continues to increase and in turn result in an increase in the deposits and loans demand; and

(6)	the Group’s plan to increase utilisation rate of its funds through the centralised fund management with the Finance Company.

(vi)	Historical figures

(a)	Financial Services Provided by the Finance Company to the Group

The original annual caps of the Previous Financial Services Framework Agreement and its supplemental agreement were as follows:

	For the financial year ended/ending 31 December
	2017 RMB (million)	2018 RMB (million)	2019 RMB (million)
Provision of Deposit Services and Provision of Loan Services	8,000	10,000	10,000
Provision of other financial services	5	5	5

LETTER FROM THE BOARD

The historical figures relating to the Provision of Deposit Services, Provision of Loan Services and provision of other financial services, during the two financial years ended 31 December 2018 and six months ended 30 June 2019, were as follows:

	Balance of the deposits placed with the Finance Company as at RMB (million)	Balance of the outstanding loans provided by the Finance Company as at RMB (million)	Deposit interest income received from the Finance Company for the financial period ended RMB (million)	Loan interest payable to the Finance Company for the financial period ended RMB (million)	Other financial services fee payable to the Finance Company for the financial period ended RMB (million)
31 December 2017	6,214.48	431	56.95	21.63	0
31 December 2018	5,597.73	758	82.68	17.69	0.063
30 June 2019 (unaudited)	569.13	214	31.63	6.22	0

The historical maximum daily balance of the deposits with the Finance Company placed by the Group and the historical maximum daily balance of outstanding loans owned by the Group to the Finance Company, during the two financial years ended 31 December 2018 and six months ended 30 June 2019, were as follows:

	For the financial year ended 31 December		For the six months ended 30 June
	2017 RMB (million)	2018 RMB (million)	2019 RMB (million)
Maximum daily amount of deposits placed by the Group	7,622	8,928	9,909
Maximum daily amount of outstanding loans owed by the Group	1,324	917	758

The historical maximum daily amount of deposits placed by the Group was greater than the historical maximum daily amount of outstanding loans owed by the Group to the Finance Company because a relatively large portion of the bank loans of the Group for the business need (i.e. payment for consideration of aircraft, etc.) is denominated in US dollars (instead of in RMB), so as to meet the business operation need and facilitate daily financial operation of the Group. In addition, the Group further expanded its financing channels and resolved its own funding needs through various methods, such as the issuance of ultra- short-term financing bills and RMB bonds and non-public issuance of shares.

LETTER FROM THE BOARD

The loans provided by the Finance Company to the Group in the past were unsecured. In future, if the Company provides any guarantee and/or security in respect of any future loans to be provided by the Finance Company to members of the Group, it will comply with the then applicable requirements under the Listing Rules.

(2)	Internal control and risk management measures

The main internal control and risk management measures of the Company as set out as follows:

(i)	Financial Services Provided by the Finance Company to the Group

•

for the Provision of Deposit Services, the Provision of Loan Services and the provision of other financial services, the Finance Division of the Company is responsible for monitoring that the interest rates or fees for the specific transactions under the Financial Services Framework Agreement are determined according to the pricing policies as set out in the Financial Services Framework Agreement;

•

for the Provision of Deposit Services, the Finance Division of the Company is responsible for closely monitoring the outstanding deposit balance of the Group with the Finance Company on a daily basis to ensure that it does not exceed the proposed annual caps and will check the applicable deposit interest rates upon obtaining the notices on interest received from the Finance Company to ensure that they are in compliance with the pricing policies as set out in the Financial Services Framework Agreement. The general manager and chief accountant of the Company will review the above procedures on a regular basis;

•

the Finance Division of the Company is responsible for evaluating the specific information reported by the Finance Company on a monthly basis regarding the status of the Company’s deposit and re-deposit with other commercial banks made by the Finance Company to ensure the specific transactions are conducted in compliance with the pricing policies as set out in the Financial Services Framework Agreement, as well as to ensure the aggregate outstanding deposit balance of the Group with the Finance Company does not exceed the proposed annual caps; and

•

the Finance Division of the Company is responsible for checking to make sure that the Finance Company will monitor the interest rate rules prescribed by the PBOC and compare the rates and terms offered by major commercial banks in the PRC when the need for deposit arises, so that the Company can make sure the interest rates and terms of the Group’s deposits with the Finance Company are on normal commercial terms or better. If the interest rate rules prescribed by the PBOC has made any changes, the Finance Division of the Company would liaise and negotiate with the Finance Company to make sure any adjustment to the deposit rates made by the Finance Company are in compliance with the relevant new interst rates rules prescribed by the PBOC and the pricing policy under the Finance Services Framework Agreement.

LETTER FROM THE BOARD

(ii)	General Measures

•

the internal audit department of the Company is responsible for reviewing and assessing the internal control procedures of the Group, including but not limited to the relevant information in relation to the Financial Services Framework Agreement on an annual basis. In addition, the internal audit department will prepare an internal control report and submit to the Board for review and approval;

•

the Law & Standards Division of the Company is responsible for monitoring, collecting and evaluating the detailed information of the continuing connected transactions under the Financial Services Framework Agreement, including but not limited to the implementations of the pricing policies, payment arrangements and actual transaction amount under the specific transactions on a monthly basis to ensure the relevant transactions are conducted in compliance with the Financial Services Framework Agreement;

•

the Company Secretary Bureau of the company is responsible for regularly check on the implementation of the pricing policies and proposed annual caps as set out in the Financial Services Framework Agreement;

•

the independent non-executive Directors have reviewed and will continue to review the continuing connected transactions contemplated under the Financial Services Framework Agreement to ensure that such transactions are entered into in the ordinary and usual course of business of the Group, on normal commercial terms, and the terms of the related agreements are fair and reasonable, and in the interest of the Company and the Shareholders as a whole; and

•	the auditors of the Company will also conduct an annual review on the pricing policies and annual caps of the continuing connected transactions under the Financial Services Framework Agreement.

Taking into account of: (i) the above methods and procedures comprise necessary components of an internal control system with designated department and responsible officer, clear approval process and monitoring system and detailed and explicit assessment criteria; and (ii) the above-mentioned review procedures against the detailed and explicit assessment criteria can ensure that the transactions will be executed in compliance with the pricing principles stipulated in the Financial Services Framework Agreement, the Directors (including the independent non-executive Directors) are of the view that the Company have implemented effective internal control and risk management measures, and such methods and procedure canensure that the transactions contemplated under the Financial Services Framework Agreement will be conducted on normal commercial terms and are in the interests of the Company and its Shareholders as a whole.

LETTER FROM THE BOARD

(3)	Reasons and benefits of the financial services framework agreement

(i)	Financial Services Provided by the Finance Company to the Group

The main reasons for the election by the Company to continue to use the Finance Company for the provision of the relevant financial services are as follows:

•

the Finance Company is a non-bank financial company established under the approval of the PBOC according to the “Administrative Measures for Enterprise Group Finance Companies” and with a financial license issued by CBIRC;

•

the total amount of outstanding loans extended by the Finance Company to the CSAH Group (excluding the Group) must not exceed the sum of the Finance Company’s shareholders’ equity, capital reserves and money deposit received from other parties (except the Group);

•

the pricing policy of the Finance Company and commercial banks in China are subject to guidelines set by the PBOC. Therefore, the fees charged by the Finance Company for its services to the Group is comparable to those charged by PRC banks for similar services;

•

the Finance Company is regulated by the PBOC and the CBIRC and provides its services in accordance with and in satisfaction of the rules and operational requirements of these regulatory authorities. In addition, the capital risks are reduced through the introduction of risk control measures;

•

the Group usually receives interest on its money deposited with the Finance Company at rates which are no less favourable than the interest rate payable by major commercial banks in the PRC for comparable deposits. This arrangement allows the Group to achieve a more efficient use of its current capital, since the Group can enjoy interest rates on depositing its current capital with the Finance Company no less favourable than the major commercial banks in the PRC can offer to the Group;

•

the Finance Company is a regulated financial institution in the PRC and is entitled to interbank interest rates, which are generally higher than normal commercial interest rates when re-depositing deposits with commercial banks in the PRC. The Company also holds approximately 41.81% equity interest directly, and approximately 6.78% equity interest indirectly through its subsidiaries, in the Finance Company. Accordingly, the Company will share the benefit from the Finance Company’s profits (if any);

LETTER FROM THE BOARD

•

(i) pursuant to the relevant regulations of the PBOC and the CBIRC, the customers of the Finance Company are principally limited to entities within the CSAH Group (including the Group); and (ii) the Finance Company is not allowed to provide certain services including the deposit services to the independent third parties outside of the CSAH Group, thereby reducing the risks that the Finance Company may otherwise be exposed to if its customers included other entities unrelated to Group. Having said so, due to the facts that the customers of the Finance Company are principally limited to entities within the CSAH Group (including the Group), the Finance Company also faces a higher customer concentration risk than other commercial banks, whose customers are open to the public. However, as the Finance Company is a non-wholly-owned subsidiary of CSAH which is owned as to approximately 51.42% by CSAH and 48.58% by the Company together with its four subsidiaries, the Finance Company is able to gain access to the details of financial positions of its customers, and can obtain sufficient information in advance to determine whether to grant the loan to the applicant, which is very unlikely for most of the commercial banks to evaluate their customers. As a result, the high customer concentration risk is mitigated;

•	leveraging the Finance Company as the settlement platform, the Company can strengthen its centralised funds management and shorten the transit time for fund transfer;

•

the Company has appointed director representatives in the Finance Company to supervise the operation and management and the internal control of the Finance Company. Further, the Finance Company will report to the Company on a monthly basis regarding the status of the Company’s deposit and re-deposit with other commercial banks made by the Finance Company so as to strengthen the Company’s supervision over its deposit in the Finance Company;

•

on 31 March 2009, pursuant to the financial services agreement entered into between the Company and the Finance Company, CSAH, as the controlling shareholder of the Finance Company, has undertaken to the Company the following:

•

the Finance Company is a duly incorporated enterprise group finance company under the “Administrative Measures for Enterprise Group Finance Companies” and the other relevant rules and regulations, whose principal business is to provide finance management services, such as deposit and financing for the members of the Group and the relevant capital flows are kept within the Group;

•

the operations of the Finance Company are in compliance with the requirements of the relevant laws and regulations and it is running well, therefore the deposits placed with and loans from the Finance Company of the Company are definitely secure. In future, the Finance Company will continue to operate in strict compliance with the requirements of the relevant laws and regulations;

LETTER FROM THE BOARD

•

in respect of the Company’s deposits with and borrowings from the Finance Company, the Company will continue to implement its internal procedures in accordance with the relevant laws and regulations and the Articles of Association, and CSAH will not intervene in the relevant decision-making process of the Company; and

•

as the Company is independent from CSAH in respect of its assets, businesses, personnel, finance and organisational structures, CSAH will continue to fully respect the rights of the Company to manage its own operations, and will not intervene in the daily business operations of the Company; and

•

according to the above undertakings made by CSAH, the Board considers that due to (i) the Finance Company is regulated by the PBOC and the CBIRC and provides its services in accordance with and in satisfaction of the rules and operational requirements of relevant laws and regulations of these regulatory authorities, and (ii) the business and operations of the Finance Company have been in a sound and solid conditions, CSAH have a sound basis to make such undertakings that “the deposits placed with and loans from the Finance Company of the Company are definitely secure”, which means CSAH considers there would be no risks for the Group on the deposits placed with and loans from the Finance Company, and CSAH would assume any risks caused by the deposits placed with and loans from the Finance Company. Taking account into the undertakings made by the CSAH and the other reasons as set out in the circular, including but not limited to (i) the business and operation of the Finance Company is highly regulated and are in compliance with the laws and regulations; (ii) the operating results and financial performance of the Finance Company is in a healthy condition; and (iii) the historical transaction between the Group and the Finance Company are running well, the Board is also of the view that the deposits placed with and loans from the Finance Company are secure; and

•

the Board has passed the “The Risk Control System relating to the Connected Transactions between China Southern Airlines Company Limited and Southern Airlines Group Finance Company Limited” on 28 July 2010 (the full text of which has been uploaded on the website of the Shanghai Stock Exchange at www.sse.com.cn)) and carried out connected transactions with the Finance Company in accordance with this system, so as to ensure the safety and liquidity of the deposits placed by the Group with the Finance Company.

The Directors are of the opinion that the Provision of Deposit Services comptempated under the Financal Services Framework Agreement will not increase the indebtedness of Group and will not have an adverse effect on the sufficiency of the working capital of the Group.

The Board (including the independent non-executive Directors) considers that the Financial Services Framework Agreement were entered into after an arm’s length negotiation and the terms therein (including the Provision of Deposite Services and the Deposit Services Caps) are fair and reasonable, the transactions contemplated under the Financial Services Framework Agreement are on normal commercial terms or better and in the ordinary and usual course of business of the Group; and is beneficial to the operation and long-term development of the Group and in the interests of the Company and its Shareholders as a whole.

LETTER FROM THE BOARD

(4)	Implications under the listing rules

The Finance Company is a non-bank finance company established under the direction of the PBOC with the main business scope of providing various financial services, including deposit and loan facilities, credit facilities, guarantee, remittance of money and credit references, principally to the CSAH Group. CSAH, the controlling shareholder of the Company, directly and indirectly holding approximately 50.54% equity interests in the Company as at the Latest Practicable Date, is a connected person of the Company, The Finance Company is a non wholly-owned subsidiary of CSAH thus also a connected person of the Company. As the Finance Company is a connected person of the Company under the Listing Rules, the Financial Services Framework Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

(i)	Financial Services Provided by the Finance Company to the Group

As one or more of the relevant applicable percentage ratios for the Provision of Deposit Services is higher than 5% but less than 25% on an annual basis, the Provision of Deposit Services constitutes a continuing connected transaction subject to the reporting, annual review, announcement and the shareholders’ approval requirements under Chapter 14A of the Listing Rules. Further, the Provision of Deposit Services constitutes the provision of financial assistance under rule 14.04(1)(e) of the Listing Rules and thus a discloseable transaction under Chapter 14 of the Listing Rules.

The Provision of Loan Services by the Finance Company to the Group would amount to financial assistance by a connected person for the benefit of the Group, which are on normal commercial terms or better, and such loans are not secured by the assets of the Group, therefore the Provision of Loan Services is exempt under rule 14A.90 of the Listing Rules from all reporting, annual review, announcement and shareholders’ approval requirements.

In respect of the other financial services to be provided by the Finance Company to the Group, the Company expects that the total fees payable by the Group to the Finance Company will not exceed RMB5.0 million for each of the three years ending 31 December 2022, which fall within the de minimis threshold set out in rule 14A.76 of the Listing Rules, therefore the provision of the other financial services by the Finance Company to the Group is exempt from the reporting, annual review, announcement and shareholders’ approval requirements of the Listing Rules.

Among the seven Directors, three connected Directors, Mr. Wang Chang Shun, Mr. Ma Xu Lun and Mr. Han Wen Sheng, were required to abstain from voting in the Board meeting in respect of the resolutions to approve the Financial Services Framework Agreement. All remaining four Directors who were entitled to vote, unanimously approved the above resolutions. The format an procedure for passing the resolution was in compliance with the Company Law of the PRC and the Articles of Association.

LETTER FROM THE BOARD

CSAH and its associates, who were directly and indirectly holding an aggregate of 6,199,719,248 Shares (representing approximately 50.54% of the issued share capital of the Company) as at the Latest Practicable Date, are required to abstain from voting in respect of the proposed resolution to approve the Provision of Deposit Services under the Financial Services Framework Agreement in the general meeting.

The Company will comply with the Listing Rules when it enters into further separate agreements with the Finance Company in connection with the Provision of Loan Services and the other financial services by the Finance Company.

The Financial Services Framework Agreement is also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

III.	2020-2022 FINANCE AND LEASE SERVICE FRAMEWORK AGREEMENT

(1)	2020-2022 Finance and lease service framework agreement

(i)	General Terms

Date	:	10 October 2019

Lessor(s)	:	CSA Leasing or wholly-owned subsidiaries of CSA Leasing which has been or are to be incorporated in the Guangzhou Nansha Free Trade Zone, the China (Shanghai) Pilot Free Trade Zone, the Tianjin Dongjiang Bonded Zone, the Xiamen Xiangyu Bonded Zone or other zones of the PRC for the purpose of the Proposed Lease Transactions

Lessee(s)	:	The Company (including the wholly-owned or controlled subsidiaries of the Company or their wholly-owned or controlled subsidiaries)

Effective term	:	From 1 January 2020 to 31 December 2022

LETTER FROM THE BOARD

Effectiveness and conditions	:	The 2020-2022 Finance and Lease Service Framework Agreement is effective upon execution by the parties and approval of the 2020-2022 Finance and Lease Service Framework Agreement and the transactions contemplated thereunder by the Board and the Independent Shareholders at the EGM.

(ii)	Finance Lease Transactions

The major terms of the Finance Lease Transactions under the 2020-2022 Finance and Lease Service Framework Agreement are set out as follows:

Subject matter under the Finance Lease Transactions	:	The Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment comprises part of the aircraft, Aircraft Related Assets and Aviation Related Equipment in the Company’s introduction plan from 1 January 2020 to 31 December 2022, subject to adjustment from time to time.

Based on the Company’s introduction plan from 1 January 2020 to 31 December 2022, the number of the Leased Aircraft will not be more than 50, 51 and 41 for the year ending 31 December 2020, 31 December 2021 and 31 December 2022, respectively, subject to adjustment from time to time.

The Company has signed or will sign aircraft purchase agreements with Airbus S.A.S., Boeing Company and Comac in relation to the Leased Aircraft, which agreements have been or will be negotiated and agreed independently and separately and has fulfilled or will fulfill the resolution procedures of the Board and the Company’s general meetings and announcement obligations in accordance with relevant laws and regulations (including the Listing Rules).

LETTER FROM THE BOARD

As for the Aircraft Related Assets and the Aviation Related Equipment, the Company has signed or will sign the relevant purchase agreements with the independent third parties, which agreements have been or will be negotiated and agreed independently and separately and will fulfil or has fulfilled the relevant internal approval procedures in accordance with relevant laws and regulations (including the Listing Rules).

Aggregate principal amount of the Finance Lease Transactions	:	Not more than 100% of the consideration for the purchase of the subject matter (including the aircraft, the Aircraft Related Assets and the Aviation Related Equipment)

Rental fee/Interest rate	:	The rental fee is the repayment of the principal amount for the subject matter and the interest under the Finance Lease Transactions.

Under the Finance Lease Transactions, the applicable interest rate will be further determined and agreed by the Company and CSA Leasing with reference to the results of the Company’s requests for proposals or other bidding processes in respect of financing of the aircraft, Aircraft Related Assets and Aviation Related Equipment satisfying the prerequisites as disclosed below under the item “Prerequisites”.

LETTER FROM THE BOARD

The rental fee, of which the principal portion is measured according to the equal-principal (equal instalment principal and corresponding interests incurred by the remaining principal) or average-capital-plus-interests (average instalment for all the principal and interests) standard, or such standard of measurement as otherwise agreed by the Company and CSA Leasing, is payable monthly, quarterly or semi-annually in arrears, commencing on the Delivery Date of each of the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment and concluding on the date of the last payment for such subject matter, subject to the terms and conditions of each individual Finance Lease Agreement. The Lessor(s) will provide the Lessee(s) full value added tax invoices in respect of the principal amount for the subject matter and the interest thereunder.

Prerequisites	:

The Company may mandate the finance lease arrangements for the aircraft, the Aircraft Related Assets and the Aviation Related Equipment to CSA Leasing depending on the following prerequisites:

(1)   the stable operation of CSA Leasing which has satisfied that (i) the registered capital of CSA Leasing has been paid up; (ii) an experienced team covering from business to risk management has been built up; (iii) it has the track record to deliver aircraft under finance lease transactions; and (iv) it complies the relevant PRC laws and regulations in relation to the finance lease from time to time, and CSA Leasing’s qualification and ability in engaging in large-scale aircraft, Aircraft Related Assets and Aviation Related Equipment finance lease transactions;

LETTER FROM THE BOARD

(2)   the comprehensive costs (including the relevant rental fee plus handling fee and deduct other costs which would be saved according to favourable condition such as deductible value added tax) regarding the financing proposal(s) provided by CSA Leasing to the Company is not higher than (i) those provided by at least three independent third parties who have received the Company’s requests for proposals or other bidding processes or, in the event that item (i) above is not applicable due to the unavailability of proposals or due to the occasional operation needs of the Company, (ii) the comprehensive costs (including the relevant rental fee plus handling fee and deduct other costs which would be saved according to favourable condition such as deductible value added tax) regarding the same type of transaction carried out during the relevant period; and

(3)   the capability of the Lessor(s) to issue value added tax invoices for the principal amount and interest payments of finance lease, which enables the Lessee(s) to deduct value added tax.

Handling fee	:	The respective handling fee for each of (i) the Leased Aircraft and Leased Aircraft Related Assets which is not more than 1% of the principal amount for each of the Leased Aircraft and Leased Aircraft Related Assets; and (ii) the Leased Aviation Related Equipment which is not more than 1.5% of the principal amount for each of the Leased Aviation Related Equipment shall be paid by the Lessee(s) to the Lessor(s) prior to the commencement of the respective Delivery Date or on the agreed date after the respective Delivery Date.

LETTER FROM THE BOARD

Buy-back	:

During the lease period, the Lessor(s) have ownerships of the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment. Upon the payment of the last instalment of rental fee by the Lessee(s) to the Lessor(s) for each of the relevant Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment, the Lessee(s) is entitled to purchase the relevant Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment back from the Lessor(s) at a nominal purchase price for such subject matter. The Lessor(s) shall complete all relevant and necessary procedures in assigning the ownership in such Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment to the Lessee(s).

Implementation Agreements	:	To implement the Finance Lease Transactions, separate Finance Lease Agreement(s) will be entered into between the Lessee(s) and the Lessor(s) in respect of each of the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment, the terms of which will in all material respects be consistent with the binding principles, guidelines, terms and conditions contained in the 2020-2022 Finance and Lease Service Framework Agreement.

The lease period of the subject matter under the 2020-2022 Finance and Lease Service Framework Agreement will be agreed upon entering into the individual Finance Lease Agreements. Based on previous similar transactions, the lease period of the Leased Aircraft under the separate Finance Lease Agreement(s) would be 10-12 years. Based on the common practice of the aviation industry, the lease period of the Leased Aircraft Related Assets under the separate Finance Lease Agreement(s) would be 12 years. In addition, with reference to the accounting policy in respect of the Aviation Related Equipment of the Company, the lease period of the Leased Aviation Related Equipment under the separate Finance Lease Agreement(s) would be 5 years.

In addition, as for the Leased Aircraft under the Finance Lease Transactions, the handling fee ratio of 1% is determined with reference to the average handling fee ratio from the previous proposals received by the Company from the independent third parties. As the Aircraft Related Assets have similar nature with the aircraft, the same handling fee ratio shall be adopted for the Leased Aircraft Related Assets under the Finance Lease Transactions. As for the Leased Aviation Related Equipment, the handling fee ratio of 1.5% is determined after taking into account the relatively more complicated handling procedures due to the relatively larger handling volumes of certain equipment under the Aviation Related Equipment. The actual determination of the interest rate and the handling fee will be considered as a whole and governed by the pricing policy as disclosed above under the item “Prerequisites”.

LETTER FROM THE BOARD

(iii)	Operating Lease Transactions

The major terms of the Operating Lease Transactions under the 2020-2022 Finance and Lease Service Framework Agreement are set out as follows:

Subject matter under the Operating Lease Transactions	:	The aircraft, helicopters and engines in the Company’s introduction plan through operating lease from 1 January 2020 to 31 December 2022 with a lease period of over one year.

Rental fee	:	The rental fee will be further determined and agreed by the Company and CSA Leasing with reference to the results of the Company’s requests for proposals or other bidding processes in respect of leasing of aircraft, helicopters and engines satisfying the prerequisites as disclosed below under the item “Prerequisites”.

The rental fee will be prepaid by the Company on a monthly or quarterly basis, commencing on the delivery date or replacement date of each of the aircraft, helicopters and/or engines.

Prerequisites	:	The Company may mandate the operating lease arrangement for the aircraft, helicopters and engines depending on the following prerequisites:

(1) the aircraft, helicopters or engines under the Operating Lease Transactions are owned by the Lessor(s) with proprietary rights; and

(2)   the comprehensive costs (including the relevant rental fee plus any other charges) regarding the operating lease proposal(s) provided by CSA Leasing to the Company is not higher than (i) those provided by at least three independent third parties who have received the Company’s requests for proposals or other bidding processes, or, in the event that item (i) above is not applicable due to the unavailability of proposals or due to the occasional operation needs of the Company, (ii) the comprehensive costs currently borne by the Company on the same types of aircraft, helicopters and engines, with reference to the similar model and similar age for the aircraft in the domestic market and the similar model for the engines in the domestic market and adjusted in accordance with the condition and utilisation of the individual aircraft, helicopters or engines.

LETTER FROM THE BOARD

Ownership	:	During the lease period, the Lessor(s) have ownerships of the aircraft, helicopters and engines and the Lessee(s) have the rights to use the aircraft, helicopters and engines. Upon the expiry of the lease period, the Lessee(s) should return the aircraft, helicopters and engines to the Lessor(s).

Implemenation Agreements	:	To implement the Operating Lease Transactions, separate Operating Lease Agreement(s) will be entered into between the Lessee(s) and the Lessor(s) in respect of each of the aircraft, helicopters and engines, the terms of which will in all material respects be consistent with the binding principles, guidelines, terms and conditions contained in the 2020-2022 Finance and Lease Service Framework Agreement.

In relation to the pricing policy, the Company will obtain and review (i) at least three proposals from independent third parties regarding the finance lease of the aircraft, Aircraft Related Assets and Aviation Related Equipment to evaluate and determine if the comprehensive costs (including the relevant rental fee plus handling fee and deduct other favourable cost-saving conditions) provided by the Lessor(s) are fair and reasonable, and no less favourable than those offered by independent third parties; and (ii) at least three proposals from independent third parties regarding operating lease of aircraft, helicopters and engines and determine if the comprehensive costs provided by the Lessor(s) are fair and reasonable, and no less favourable than those offered by independent third parties, and the Company will also refer to the pricing policy as disclosed above under the item “Prerequisites”. For the detailed internal control measures for the Company’s pricing policy, please refer to the below section headed “ (5) Internal Control and Risk Management Measures”.

LETTER FROM THE BOARD

(2)	Information about the parties

The Company

The principal business activity of the Company is that of civil aviation.

CSA Leasing and CSAH

CSA Leasing is principally engaged in the provision of financial leasing, operating leasing, purchase of finance lease assets and other related businesses. CSA Leasing is a company incorporated in the PRC with limited liability, and owned as to 75% by China Southern Airlines Group Capital Holding Limited* (中國南航集團資本控股有限公司) and 25% by Nan Lung Holding Limited, each a wholly-owned subsidiary of CSAH as at the Latest Practicable Date. CSAH is a state-owned enterprise established in the PRC. The principal business activity of CSAH is investment holding.

(3)	Historical transaction amounts and proposed lease caps

(i)	Finance Lease Transactions

(a)	Historical Transaction Amounts

The Company has conducted transactions in relation to finance leasing with CSA Leasing in 2018 and 2019, namely the 2018-2019 Finance Lease Transactions under the 2018-2019 Finance and Lease Service Framework Agreement. The annual cap for the 2018-2019 Finance Lease Transactions for the two years ending 31 December 2019 was US$2,621 million and US$3,126 million, respectively. The total rental fee (including principal and interests) and handling fee payable under the 2018-2019 Finance Lease Transactions for the year ended 31 December 2018 and for the nine months ended 30 September 2019 was US$1,397 million and US$1,427.83 million, respectively.

The main reasons for the difference between the actual transaction amount and the annual cap were (i) the Company applied approximately RMB7.7 billion of the proceeds from the non-public issuance of Shares in 2018 for acquiring aircraft, which reduced the number of aircraft introduced by the Company by finance lease; (ii) as instructed by the Civil Aviation Administration of China, the Company postponed acceptance of certain aircraft originally scheduled to be delivered in 2019; and (iii) the prerequisites of entering into the 2018-2019 Finance Lease Transactions, the comprehensive costs (including the relevant rental fee plus handling fee and deduct other costs which would be saved according to favourable condition such as deductible value added tax) regarding the financing proposal(s) provided by CSA Leasing to the Company is not higher than those provided by at least three independent third parties and, in light of the prerequisites, in the year ended 31 December 2018 and the nine months ended 30 September 2019, the actual comprehensive costs of the 2018-2019 Finance Lease Transactions awarded to and conducted with CSA Leasing under the 2018-2019 Finance and Lease Service Framework Agreement were lower than expected.

LETTER FROM THE BOARD

(b)	Proposed Finance Lease Caps

As for the Finance Lease Transactions under the 2020-2022 Finance and Lease Service Framework Agreement, the total fee payable is the sum of the rental fee, the handling fee and the buy-back fee, and the total rental fee payable under the Finance Lease Transactions equals to the sum of the principal and the interest payable under each Finance Lease Agreement for the entire lease period for each of the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment.

In arriving the proposed total rental fee (including principal and interest) payable under the Finance Lease Transactions, (i) considering the purchase price of aircraft of the same model and same age as the Leased Aircraft in the domestic market; (ii) considering the lease period for each of the Leased Aircraft would be 10-12 years and the lease period for each of the Leased Aircraft Related Assets would be 12 years as disclosed above, the Company adopted the prevailing benchmark interest rate of 4.9%, which is the benchmark interest rate for RMB loan for over five years set by the PBOC (the “PBOC 5 Years Benchmark Rate”) for the calculation; and (iii) considering the lease period for each of the Leased Aviation Related Equipment would be five years as disclosed above, the Company adopted the prevailing benchmark interest rate of 4.75%, which is the benchmark interest rate for RMB loan for 1-5 years set by the PBOC (the “PBOC 1-5 Years Benchmark Rate”, together with the PBOC 5 Years Benchmark Rate, the “PBOC Benchmark Rates”).

When the Company entering into the separate Finance Lease Agreement for each of the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment, the actual interest rate will be set at a premium or discount with a fix percentage to the PBOC Benchmark Rates. During the term of the Finance Lease Agreement(s), if the PBOC Benchmark Rates is adjusted by the People’s Bank of China, the interest rate for the Finance Lease Transactions shall be adjusted accordingly in the same direction. Based on the previous proposals received by the Company from the independent third parties, the interest rate usually would not be higher than the relevant PBOC Benchmark Rates.

The Company believes that it would be appropriate to adopt the PBOC Benchmark Rates in arriving the proposed total interest payable under the Finance Lease Transactions, after considering that the PBOC Benchmark Rates is commonly adopted in finance lease transactions in the PRC, especially when the repayment of rental fee (including interests payable) is denominated in RMB and having provided certain buffer to the Company as compared with the current market condition.

The Company will monitor the proposed Finance Lease Caps as disclosed below and make sure it will not be exceeded. If the interest payable is higher than the one used in arriving the proposed Finance Lease Caps, the Company may choose to reduce the transaction volume with CSA Leasing (including lowering the financing percentage). However, in any event, the Company will comply with the Listing Rules from time to time if the proposed Finance Lease Caps would be exceeded.

LETTER FROM THE BOARD

Based on the assumption that (i) the maximum aggregate transaction amount (including the principal, interest payable and handling fee) of the aircraft (excluding helicopters) finance lease transactions shall not exceed 60% of the aggregate amount (including the principal, interest payable and handling fee) of all the aircraft planned to be introduced under the Company’s introduction plan from 2020 to 2022; (ii) the maximum aggregate transaction amount of the finance lease of the Aircraft Related Assets shall not exceed total amount of the Aircraft Related Assets to be introduced under the Company’s introduction plan from 2020 to 2022; and (iii) the maximum aggregate transaction amount of the finance lease of the Aviation Related Equipment shall not exceed total amount of the Aviation Related Equipment to be introduced under the Company’s introduction plan from 2020 to 2022, the proposed total rental fee (including principal and interest) and handling fee under the Finance Lease Transactions is set out as below:

Units: US$ in millions

Transaction period	For the year ending 31 December 2020	For the year ending 31 December 2021	For the year ending 31 December 2022
Total rental fee (including principal and interest) and handling fee (Note 1)	5,140 (or the equivalent amount in RMB)	5,039 (or the equivalent amount in RMB)	4,434 (or the equivalent amount in RMB)

Note:

1.

The total rental fee payable under the Finance Lease Transactions each year refers to the sum of the principal and the interest payable for the entire lease period of each of the Leased Aircraft, the Leased Aircraft Related Assets and the Leased Aviation Related Equipment under each Finance Lease Agreement entered into during that year.

LETTER FROM THE BOARD

Pursuant to IFRS 16, the Finance Lease Transactions by the Company (including the wholly-owned or controlled subsidiaries of the Company or their wholly-owned or controlled subsidiaries) as lessee under the 2020-2022 Finance and Lease Service Framework Agreement will be recognised as right-of-use assets, the proposed Finance Lease Caps for the years ending 31 December 2020, 2021 and 2022 under the 2020- 2022 Finance and Lease Service Framework Agreement are set out as below:

Units: US$ in millions

Transaction period	For the year ending 31 December 2020		For the year ending 31 December 2021		For the year ending 31 December 2022
Proposed Finance Lease Caps	3,922 (or the equivalent amount in RMB	)	3,833 (or the equivalent amount in RMB	)	3,385 (or the equivalent amount in RMB	)

The proposed Finance Lease Caps are set on the total value of right-of-use assets relating to the Finance Lease Transactions, which are calculated during the future years by discounting the estimated total rental fee (including principal and interest) and the handling fee for the newly added Leased Aircraft, the Leased Aircraft Related Assets and the Leased Aviation Related Equipment in each year with discount rates which is either the interest rate implicit in the lease or the Company’s incremental borrowing rate. To illustrate how the caps are determined, the discount rates used in the above calculation ranging from 4.75% to 4.9%, which are equivalent to the current PBOC Benchmark Rates with reference to the corresponding lease periods.

(ii)	Operating Lease Transactions

(a)	Historical Transaction Amounts

The Company has conducted transactions in relation to operating leasing with CSA Leasing in 2018 and 2019, namely the 2018-2019 Operating Lease Transactions under the 2018-2019 Finance and Lease Service Framework Agreement. The annual cap for 2018-2019 Operating Lease Transactions for the two years ending 31 December 2019 was US$150 million and US$240 million, respectively. The annual rental fee payable under the 2018-2019 Operating Lease Transactions for the year ended 31 December 2018 and for the nine months ended 30 September 2019 was US$13.19 million and US$13.59 million, respectively.

The main reasons for the difference between the actual transaction amount and the annual cap were (i) the Company reduced the number of aircraft introduced by operating lease due to a number of factors, such as commercial considerations, and (ii) the prerequisites of entering into the 2018-2019 Operating Lease Transactions, the comprehensive costs (including the relevant rental fee plus any other charges) regarding the operating lease proposal(s) provided by CSA Leasing to the Company is not higher than those provided by at least three independent third parties and, in light of the prerequisites, in the year ended 31 December 2018 and the nine months ended 30 September 2019, the actual comprehensive costs of the 2018-2019 Operating Lease Transactions awarded to and conducted with CSA Leasing under the 2018-2019 Finance and Lease Service Framework Agreement were lower than expected.

LETTER FROM THE BOARD

(b)	Proposed Operating Lease Caps

In arriving the proposed annual rental fee and total rental fee payable under the Operating Lease Transactions, the Company considered the aircraft, helicopters and engines planned to be introduced by operating lease based on the Company’s introduction plan for 2020 to 2022, and their estimated monthly rental fee. For aircraft and helicopters, the Company made reference to the available market data on current market value and lease rate factor generally adopted in the aviation industry for aircraft and helicopters of different models and age. The calculation of the monthly rental fee is derived by multiplying the relevant current market value and lease rate factor for aircraft or helicopters of similar model and age. Specifically, the Company considered the conditions and utilisation of individual aircraft and (i) the lease period for the aircraft being 5 to 12 years and a lease rate factor of 0.85%; and (ii) the lease period for the helicopters being 12 years and a lease rate factor of 1.3%. For engines, the Company made reference to the available market data on current lease rates generally adopted in the aviation industry for engines of different models and age, considering the condition and utilisation of individual engines, and the lease period being 2 to 10 years.

Based on the assumption that (i) the maximum aggregate transaction amount (including the principal, interest payable and handling fee) of operating lease transactions of the aircraft and helicopters shall not exceed 50% of the aggregate amount of all aircraft planned to be introduced under the Company’s introduction plan from 2020 to 2022; and (ii) the maximum aggregate transaction amount of the operating lease of the engines shall not exceed total amount of the engines planned to be introduced under the Company’s introduction plan from 2020 to 2022, the proposed maximum annual rental fee and total rental fee under the Operating Lease Transactions is set out as below:

Units: US$ in millions

Transaction period	For the year ending 31 December 2020		For the year ending 31 December 2021		For the year ending 31 December 2022
Annual rental fee (Note 1)	135 (or the equivalent amount in RMB	)	255 (or the equivalent amount in RMB	)	368 (or the equivalent amount in RMB	)
Total rental fee (Note 2)	1,385		1,213		1,201

LETTER FROM THE BOARD

Notes:

1.

The annual rental fee refers to the rental actually payable by the Company to CSA Leasing each year, including the 12-month rental for existing aircraft, helicopters and engines and newly added aircraft, helicopters and engines in that year.

2.

The total rental fee payable under the Operating Lease Transactions each year refers to the total rental fee payable for the entire lease period of each of the newly added aircraft, helicopters and engines under each Operating Lease Agreement entered into during that year.

Pursuant to IFRS 16, the Operating Lease Transactions by the Company as lessee under the 2020-2022 Finance and Lease Service Framework Agreement will be recognised as right-of-use assets, the proposed Operating Lease Caps for the years ending 31 December 2020, 2021 and 2022 under the 2020-2022 Finance and Lease Service Framework Agreement are set out as below;

Units: US$ in millions

Transaction period	For the year ending 31 December 2020	For the year ending 31 December 2021	For the year ending 31 December 2022
Proposed Operating Lease Caps	1,116 (or the equivalent amount in RMB)	961 (or the equivalent amount in RMB)	949 (or the equivalent amount in RMB)

The proposed Operating Lease Caps are set on the total value of right-of-use assets relating to Operating Lease Transactions, which are calculated during the future years by discounting the estimated total rental fee as disclosed in the table above for the newly added aircraft, helicopters and engines in each year with discount rates which is either the interest rate implicit in the lease or the Company’s incremental borrowing rate. To illustrate how the caps are determined, the discount rates used in the above calculation ranging from 4.75% to 4.9%, which are equivalent to the current PBOC Benchmark Rates with reference to the corresponding lease periods.

(4)	Reasons for entering into the proposed lease transactions and benefits expected to accrue to the Company

Entering into the 2020-2022 Finance and Lease Service Framework Agreement will broaden financing channels for the aircraft, the Aircraft Related Assets and the Aviation Related Equipment and also increase the fleet through operating lease to satisfy the business development need of the Company and the industry growth. The finance lease of the aircraft, the Aircraft Related Assets and the Aviation Related Equipment would provide more flexibility than those being purchased directly by the Group and have less impact on the working capital of the Group. The operating lease of aircraft, helicopters and engines would also provide the flexibility for the Group on the arrangement of its fleet.

LETTER FROM THE BOARD

The Company is of the view that it is beneficial for the Group to enter into the 2020-2022 Finance and Lease Service Framework Agreement with CSA Leasing after considering alternative financing options.

Firstly, based on (i) CSA Leasing with the paid-up registered capital of RMB2 billion is an indirect wholly-owned subsidiary of CSAH, which is one of the three core PRC air transportation groups directly managed by the State-owned Assets Supervision and Administration Commission; (ii) the credit lines offered by the banks to CSAH can be also used by CSA Leasing; (iii) over 20 banks including the state-owned banks has negotiated with CSA Leasing on the provision of financing to CSA Leasing; and (iv) CSA Leasing is incorporated in Guangzhou Nansha Free Trade Zone and therefore CSA Leasing can enjoy the favourable financial policy with the support of government authorities at various levels and various financial institutions, CSA Leasing has a strong capital strength to ensure adequate funding, with the qualification and ability to conduct the large-scale aircraft, the Aircraft Related Assets and the Aviation Related Equipment finance lease transactions, and the continuous expansion of finance means and channels, which may provide the Company with more favourable comprehensive costs on the financing proposals. In addition, it also showed that CSA Leasing’s capability to conduct the operating lease transactions.

Secondly, the business team of CSA Leasing has a wealth of experience in the field of aircraft leasing and it has well known on the business needs of the Group, therefore the business communication between the Company and CSA Leasing would be more smoothly, and it is easier to achieve a mutual understanding with the principle of maximising both parties’ benefits in the agreement negotiation stage. In addition, the experience of the business team of CSA Leasing in managing the residual value in aircraft can also help the Group to optimise the fleet structure through Operating Lease Transactions. Also, CSA Leasing has demonstrated mature project execution and management capabilities through setting up domestic bonded leasing platforms in Tianjin Dongjiang, Guangzhou Nansha and Xiamen Xiangyu, and completing 51 finance lease transactions, and operating lease transactions for 20 aircraft and 6 engines, from its commencement of operations in 2017 until September 2019. Through entering into the 2020-2022 Finance and Lease Service Framework Agreement, the Company is able to obtain financial support and relevant leasing services at an interest rate lower than the market rate, which allows the Company to further reduce its overall capital costs and enhance the bargaining power of the Company and the relevant member in the Group when conducting financial leasing and other businesses with other leasing companies.

Thirdly, with reference to the records of the previous cooperation between the Company and CSA Leasing, CSA Leasing demonstrated that it is able to provide the Company with lease proposals with competitive and marketable prices strictly in accordance with the relevant agreements, which safeguarded the Company’s introduction of aircraft and helped the Company in saving financing costs.

Fourthly, the Proposed Lease Transactions between the Company and CSA Leasing will be based on the normal commercial terms and in the principle of market-driven. Upon reviewing and evaluating the financial proposals submitted from independent third parties, whether the Company may finally mandate the finance lease and operating lease to CSA Leasing depends on the prerequisites as stated in the above section headed “2020-2022 Finance and Lease Service Framework Agreement”.

LETTER FROM THE BOARD

According to the arrangement under the 2020-2022 Finance and Lease Service Framework Agreement, CSA Leasing itself or it has incorporated or will incorporate wholly-owned subsidiaries in the Guangzhou Nansha Free Trade Zone, the China (Shanghai) Pilot Free Trade Zone, the Tianjin Dongjiang Bonded Zone, the Xiamen Xiangyu Bonded Zone or other zones of the PRC for the purpose of acting as the Lessor(s) in the Proposed Lease Transactions.

As for the Finance Lease Transactions, by utilising the finance lease structure to introduce the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment, the Lessor(s) can provide value added tax invoices for the principal amount and interest payments under the Finance Lease Agreements to the Lessee(s), and therefore, the Lessee(s) can use it to deduct value added tax. Through adopting the finance lease arrangement provided by CSA Leasing under the Finance Lease Transactions, the maximum savable financing costs for the Lessee(s) (after deducting the total handling fee payable to the Lessor(s) from the total deductible value added tax in respect of the interest payments) as compared to adopting secured loans arrangements with equivalent interest rates are estimated as follows:

Units: US$ in millions

Transaction period	For the year ending 31 December 2020	For the year ending 31 December 2021	For the year ending 31 December 2022
The maximum savable financing costs under the Finance Lease Transactions	96 (or the equivalent amount in RMB)	94 (or the equivalent amount in RMB)	82 (or the equivalent amount in RMB)

Under the 2018-2019 Finance and Lease Service Framework Agreement, the Group introduced 17 aircraft by adopting the finance lease arrangement provided by CSA Leasing and 18 aircraft by adopting the operating lease arrangement provided by CSA Leasing in the year ending 31 December 2018. Further, the Group introduced a total of 12 aircraft by adopting the finance lease arrangement provided by CSA Leasing and 0 aircraft by adopting the operating lease arrangement provided by CSA Leasing in the nine months ended 30 September 2019. After deducting the handling fee payable to CSA Leasing, the Company would save financing costs of approximately US$55.43 million (which is equivalent to approximately RMB388 million) as compared to the secured loan with the same interest rates.

Apart from saving financing costs, it is expected that the Finance Lease Transactions would also enhance the financial structure of the Company and ensure that the Company’s funding needs are being satisfied.

The terms and conditions of the Proposed Lease Transactions are agreed after arm’s length negotiations between the parties. The Directors (including the independent non-executive Directors) are of the view that the Proposed Lease Transactions are on normal commercial terms and in the ordinary and usual course of business of the Company, and that the terms of the Proposed Lease Transactions are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

LETTER FROM THE BOARD

(5)	Internal control and risk management measures

The main internal control and risk management measures of the Company are set out as follows:

(i)	2020-2022 Finance and Lease Service Framework Agreement

•

The Company has formulated and adopted specific guidelines for its aircraft financing procurement (the “Aircraft Financing Procurement Guidelines”) which stipulates the procedures on selection of lessor(s) for aircraft finance lease transactions and the criteria to be met by qualified bidders including (i) if the bidder is an overseas company or a domestic bank, it should have the credit rating at Baa3 rated by Moody or BBB- rated by Standard & Poor’s or above; (ii) if the bidder is a finance lease company under items (iii) and (iv) below, the registered capital of such finance lease company should be more than RMB170 million or the equivalent amount in foreign currency; (iii) if the bidder is a domestic company which was originally a finance lease company established under the approval by China Banking Regulatory Commission, it should comply with the relevant requirements of the capital adequacy ratio and customer concentration ratio; and (iv) if the bidder is a a domestic company which was originally a finance lease company established under the approval by Ministry of Commerce, the risk assets of such finance lease company should not be more than 10 times of its total net assets. From the previous aircraft finance lease transactions, the Company has had a pool of at least 20 qualified bidders meeting the criteria under the Aircraft Financing Procurement Guidelines. First, the Finance Division would prepare, and upon approval, send to the qualified bidders, the procurement documents inviting the submission of proposals. After obtaining the proposals submitted by the qualified bidders, a project review committee of the Company comprising members from the Finance Division and the Law & Standards Division of the Company will be formed to review and assess the proposals. In general, the following steps, namely (a) preliminary review, where the Finance Division would arrive in an assessment price on individual items with reference to the benchmark interest conditions, the difference in finance interests, the finance costs, the finance term, the finance cap, the finance ratio, legal costs and tax related conditions, (b) multiple rounds of interim review regarding the assessment price attributable to specific items in the proposals and (c) final review of the proposals, will be involved in the review and assessment procedures by the project review committee, and the successful bidder will be determined with reference to the assessment prices. In the case of equal scores given to two or more proposals at the final review, the successful bidder will be determined with reference to the proposal with the higher scores on quality. Regarding the Finance Lease Transactions, if CSA Leasing has been selected as the successful bidder, the project review committee will further make sure the comprehensive costs provided by the CSA Leasing are no less favourable than those offered by independent third parties. The results of assessment by the project review committee will subsequently be reported to the senior management of the Company for final approval. In addition, the procurement supervision department of the Company will undertake the functions of examination and supervision during the whole process to make sure the bidding and reviewing process is in compliance with the internal rules and pricing policy.

LETTER FROM THE BOARD

•

For the finance lease of the aircraft, Aircraft Related Assets and Aviation Related Equipment under the Finance Lease Transactions, the Company will comply with its internal guidance, including the abovementioned Aircraft Financing Procurement Guidelines.

•

In respect of the operating lease of the aircraft and helicopters under the Operating Lease Transactions, the Company will comply with the internal procurement management rules, including aircraft introduction management rules (the “Aircraft Introduction Management Rules”) which stipulate procedures for aircraft introduction by the Group (including the operating lease of aircraft). For each operating lease project, the Strategic Planning & Investment Division of the Company will lead to establish the aircraft lease implementation team comprising members from Strategic Planning & Investment Division, Finance Division, Maintenance & Engineering Division, and Law & Standards Division of the Company, as well as members from the Sales and Marketing Committee, the Chief Flight Team, the Operations Command Centre, and import and export trading companies, who may be invited depending on the needs of particular projects. The aircraft lease implementation team will also draft the project commencement request, where the project would only commence when such project commencement request has been approved by the Aircraft Operating Lease (including Lease-and-Buyback) Leading Team. Afterwards, five steps, namely (i) publish a proposal request announcement on the Company’s procurement tender website, (ii) evaluating and submitting for approval the proposals received, (iii) reviewing, negotiating, submitting for approval and signing the letter of intent, (iv) reviewing and negotiating the agreement, and (v) signing the agreement, will be involved in the whole transaction process regarding the operating lease of aircraft. In particular, during the step of evaluating proposals, if CSA Leasing has been selected as the successful bidder, the project review committee will further make sure the comprehensive costs provided by the CSA Leasing are no less favourable than those offered by independent third parties. In addition, each department involved in the aircraft lease implementation team has the right to review and comment on the proposals, and they will make sure the process for Operating Lease Transactions is in compliance with the internal rules and pricing policy.

LETTER FROM THE BOARD

•

The Finance Division of the Company is responsible for monitoring the daily connected transactions of the Company and reporting to the audit committee of the Company and independent non-executive Directors on a quarterly basis. The Finance Division of the Company shall supervise the implementation agreements for Finance Lease Transactions and Operating Lease Transactions to ensure they are entered into: (i) in accordance with the review and evaluation procedure set out in this circular and the terms of the 2020-2022 Finance and Lease Service Framework Agreement; (ii) in the ordinary and usual course of business of the Group; (iii) on normal commercial terms or better; (iv) no less favourable than terms offered by independent third parties to the Company; and (v) according to the 2020-2022 Finance and Lease Service Framework Agreement on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole; and

•

The independent non-executive Directors shall review and will continue to review the implementation agreements to ensure that they have been entered into on normal commercial terms or better, and according to the 2020-2022 Finance and Lease Service Framework Agreement on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and provide confirmation in the Company’s annual report.

(ii)	General Measures

•

The internal audit department of the Company is responsible for reviewing and assessing the internal control procedures of the Group, including but not limited to the relevant information in relation to the 2020-2022 Finance and Lease Service Framework Agreement on an annual basis. In addition, the internal audit department will prepare an internal control report and submit to the Board for review and approval;

•

The Law & Standards Division of the Company is responsible for monitoring, collecting and evaluating the detailed information of the continuing connected transactions under the 2020-2022 Finance and Lease Service Framework Agreement, including but not limited to the implementations of the pricing policies, payment arrangements and actual transaction amount under the specific transactions on a monthly basis to ensure the relevant transactions are conducted in compliance with the 2020-2022 Finance and Lease Service Framework Agreement;

•

The Company Secretary Bureau of the Company is responsible for regular check on the implementation of the pricing policies and proposed annual caps as set out in the 2020-2022 Finance and Lease Service Framework Agreement;

•

The independent non-executive Directors have reviewed and will continue to review the continuing connected transactions contemplated under the 2020-2022 Finance and Lease Service Framework Agreement to ensure that such transactions are entered into in the ordinary and usual course of business of the Group, on normal commercial terms, and the terms of the related agreements are fair and reasonable, and in the interest of the Company and the Shareholders as a whole; and

LETTER FROM THE BOARD

•

The auditors of the Company will also conduct an annual review on the pricing policies and annual cap of the continuing connected transactions under the 2020- 2022 Finance and Lease Service Framework Agreement.

Taking into account of: (i) the above methods and procedures comprise necessary components of an internal control system with designated department and responsible officer, clear approval process and monitoring system and detailed and explicit assessment criteria; and (ii) the abovementioned review procedures against the detailed and explicit assessment criteria can ensure that the transactions will be executed in compliance with the pricing principles stipulated in the 2020-2022 Finance and Lease Service Framework Agreement, the Directors (including the independent non-executive Directors) are of the view that the Company have implemented effective internal control and risk management measures, and such methods and procedure can ensure that the transactions contemplated under the 2020-2022 Finance and Lease Service Framework Agreement will be conducted on normal commercial terms and are in the interests of the Company and the Shareholders as a whole.

(6)	Implication under the listing rules

CSA Leasing is an indirect wholly-owned subsidiary of CSAH, the controlling shareholder of the Company. The Lessor(s) is thus a connected person of the Company. Therefore, the Proposed Lease Transactions constitute connected transactions of the Company under Chapter 14A of the Listing Rules.

As one or more of the relevant applicable percentage ratios set out in the Listing Rules in respect of the Finance Lease Transactions under the 2020-2022 Finance and Lease Service Framework Agreement is more than 25% but less than 100% on an annual basis, the Finance Lease Transactions will constitute a continuing connected transaction and major transaction of the Company under the Listing Rules. Therefore, the Finance Lease Transactions is subject to (i) the disclosure, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules; and (ii) the requirements applicable to major transactions under Chapter 14 of the Listing Rules.

As one or more of the relevant applicable percentage ratios set out in the Listing Rules in respect of the Operating Lease Transactions under the 2020-2022 Finance and Lease Service Framework Agreement is more than 5% but less than 25% on an annual basis, the Operating Lease Transactions will constitute a continuing connected transaction and discloseable transaction of the Company under the Listing Rules, therefore the Operating Lease Transactions is subject to (i) the disclosure, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules; and (ii) the requirements applicable to discloseable transaction under Chapter 14 of the Listing Rules.

LETTER FROM THE BOARD

According to the listing rules of the Shanghai Stock Exchange, the Proposed Lease Transactions under 2020-2022 Finance and Lease Service Framework Agreement will be subject to the Shareholders’ approval, therefore the 2020-2022 Finance and Lease Service Framework Agreement will be submitted to the EGM for obtaining the approval from the Shareholders.

Among the seven Directors, three connected Directors, Mr. Wang Chang Shun, Mr. Ma Xu Lun and Mr. Han Wen Sheng, were required to abstain from voting in the Board meeting in respect of the resolutions to approve the Proposed Lease Transactions. All remaining four Directors who were entitled to vote, unanimously approved the above resolutions. The format and procedure for passing the resolutions were in compliance with the Company Law of the PRC and the Articles of Association.

CSAH and its associates will abstain from voting on the ordinary resolutions approving the Proposed Lease Transactions at the EGM to be convened for the purpose of approving, among others, the 2020-2022 Finance and Lease Service Framework Agreement and the transactions contemplated thereunder.

IV.	INDEPENDENT BOARD COMMITTEE AND INDEPENDENT FINANCIAL ADVISER

The Independent Board Committee comprising all four independent non-executive Directors has been formed to consider (i) the Provision of Deposit Services and the Deposit Services Caps under the Financial Services Framework Agreement, and (ii) the Proposed Lease Transactions and the Lease Caps under the 2020-2022 Finance and Lease Service Framework Agreement so far as the Company and the Shareholders are concerned as a whole. TUS Corporate Finance Limited has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on the same.

The Independent Board Committee, having taken into account and based on the recommendation of the Independent Financial Adviser, considers that (i) the Provision of Deposit Services and the Deposit Services Caps under the Financial Services Framework Agreement, and (ii) the Proposed Lease Transactions and the Lease Caps under the 2020-2022 Finance and Lease Service Framework Agreement are on normal commercial terms or better, in ordinary course of business of the Company, fair and reasonable so far as the Company and its Shareholders as a whole are concerned and in the interests of the Company and the Shareholders as a whole.

V.	PROSPECTS

In the second half of 2019, the economic environment both domestic and abroad remains complex and severe, the growth of the global economy slows down, external uncertainties increases, the unbalanced and insufficient development issue in China remains obvious, and the economy faces new downturn pressure. Driven by the countercyclical policies in the second half of the year, China’s economy is expected to further rebound steadily. A number of favourable policies such as cutting tax and administrative fees and stable investment will gradually demonstrate their effect, and strongly support the stable operation of economy. The whole year operation of economy is expected to reach the appropriate range of 6.0%-6.5% as scheduled at the beginning of the year. Looking forward to the second half of the year, China’s civil aviation industry may face many challenges such as slowdown of growth, more frequent fluctuation of RMB exchange rate, diversion of customers by high-speed rail, etc. However, the downturn risk of economy may drop and the adjustments to the China’s civil aviation regulatory policies are expected to improve the yield in the industry. The continuous efforts put in the reduction of tax and fees by the government will also create a good operating environment for airlines. In the face of opportunities and challenges, the Company will uphold the safety baseline, improve operation quality and efficiency, ensure that Beijing hub start with high quality, further push forward reforms and innovation, speed up international cooperation, strive to achieve annual objectives and bring better returns to the Shareholders.

LETTER FROM THE BOARD

VI.	EGM

A notice convening the EGM to be held at 9:00 a.m., on Friday, 27 December 2019 at No. 3301 Conference Room, 33th Floor, China Southern Airlines Building, No. 68 Qixin Road, Bai Yun District, Guangzhou, Guangdong Province, the PRC, a form of proxy for the EGM and a reply slip are despatched by the Company together with this circular and are also published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.csair.com).

In order to determine the list of Shareholders who are entitled to attend the EGM, the Company’s register of holders of H Shares will be closed from Thursday, 28 November 2019 to Friday, 27 December 2019, both days inclusive, during which period no transfer of H Shares will be effected. In order to attend and vote at the EGM, all transfer documents of H Shares accompanied by the relevant share certificates must be lodged with the Hong Kong Registrars Limited at Shops 1712-16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not later than 4:30 p.m. on Wednesday, 27 November 2019.

Whether or not you intend to be present at the EGM, you are requested to complete the form of proxy enclosed in the notice of EGM in accordance with the instructions printed thereon and return the same to the Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong (in case of holders of H Shares) or the principal office of the Company in the PRC at No. 68 Qixin Road, Baiyun District, Guangzhou, PRC 510403 (in case of holders of A Shares), no later than 24 hours before the time fixed for holding the EGM or any adjournment thereof. Completion and return of the form(s) of proxy will not preclude you from attending, and voting at, the EGM or any adjournment thereof if you so wish.

Pursuant to rule 13.39(4) of the Listing Rules and the Articles of Association, any vote of the Shareholders at the EGM must be taken by poll.

VII.	RECOMMENDATION

The Directors believe that the resolutions regarding (i) the Provision of Deposit Services and the Deposit Services Caps under the Financial Services Framework Agreement, and (ii) the Proposed Lease Transactions and the Lease Caps under the 2020-2022 Finance and Lease Service Framework Agreement proposed for consideration and approval by the Independent Shareholders at the EGM are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend that the Independent Shareholders should vote in favour of the resolutions to be proposed at the EGM.

LETTER FROM THE BOARD

VIII.	ADDITIONAL INFORMATION

Your attention is drawn to (1) the letter from the Independent Board Committee as set out on pages 42 to 43 of this circular which contains its recommendation to the Independent Shareholders as to voting at the EGM in relation to (i) the Provision of Deposit Services and the Deposit Services Caps under the Financial Services Framework Agreement and (ii) the Proposed Lease Transactions and the Lease Caps under the 2020-2022 Finance and Lease Service Framework Agreement; and (2) the letter from the Independent Financial Adviser as set out on pages 44 to 75 of this circular which contains its advice to the Independent Board Committee and the Independent Shareholders in relation to (i) the Provision of Deposit Services and the Deposit Services Caps under the Financial Services Framework Agreement, and (ii) the Proposed Lease Transactions and the Lease Caps under the 2020-2022 Finance and Lease Service Framework Agreement.

Your attention is drawn to the financial and general information set out in the appendices to this circular.

By order of the Board Wang Chang Shun Chairman

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

The following is the letter of advice from the Independent Board Committee to the Independent Shareholders in respect of the Provision of Deposit Services and the proposed Deposit Services Caps under the Financial Services Framework Agreement, and the Proposed Lease Transactions and the proposed Lease Caps under the 2020-2022 Finance and Lease Service Framework Agreement, which has been prepared for the purpose of inclusion in this circular.

26 October 2019

To the Independent Shareholders

Dear Sir or Madam,

(1) DISCLOSEABLE AND CONNECTED TRANSACTION AND

CONTINUING CONNECTED TRANSACTIONS IN RELATION TO

FINANCIAL SERVICES FRAMEWORK AGREEMENT;

AND

(2) MAJOR TRANSACTION AND

CONTINUING CONNECTED TRANSACTIONS IN RELATION TO

2020 – 2022 FINANCE AND LEASE SERVICE FRAMEWORK AGREEMENT

INTRODUCTION

We refer to a circular (the “Circular”) of the Company dated 26 October 2019 of which this letter forms part. Capitalised terms used in this letter have the same meaning as defined in the Circular unless the context otherwise requires.

We have been appointed by the Board as the Independent Board Committee to advise you whether the terms of (i) the Provision of Deposit Services and the proposed Deposit Services Caps under the Financial Services Framework Agreement, and (ii) the Proposed Lease Transactions and the proposed Lease Caps under the 2020-2022 Finance and Lease Service Framework Agreement are on normal commercial terms or better, in ordinary and usual course of business of the Company, fair and reasonable as far as the Company and the Shareholders are concerned and in the interests of the Company and the Shareholders as a whole. TUS Corporate Finance Limited has been appointed as the Independent Financial Adviser to advise us and the Independent Shareholders in this regard.

We wish to draw your attention to the letter from the Board as set out on pages 7 to 41 of the Circular and the letter from the Independent Financial Adviser as set out on pages 44 to 75 of the Circular, which contains, inter alia, its advice and recommendation regarding (i) the terms of the Provision of Deposit Services and the proposed Deposit Services Caps under the Financial Services Framework Agreement, and (ii) the terms of the Proposed Lease Transactions and the proposed Lease Caps under the 2020-2022 Finance and Lease Service Framework Agreement with the principal factors and reasons for its advice and recommendation.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

RECOMMENDATION

Taking into account the advice and recommendation of the Independent Financial Adviser, we are of the view that (i) the terms of the Provision of Deposit Services and the proposed Deposit Services Caps under the Financial Services Framework Agreement, and (ii) the terms of the Proposed Lease Transactions and the proposed Lease Caps under the 2020-2022 Finance and Lease Service Framework Agreement are on normal commercial terms or better, in ordinary course of business of the Company, fair and reasonable so far as the Company and its Shareholders are concerned and in the interests of the Company and its Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the proposed resolution to approve (i) the Financial Services Framework Agreement and (ii) the 2020-2022 Finance and Lease Service Framework Agreement at the EGM.

Yours faithfully, For and on behalf of the Independent Board Committee of CHINA SOUTHERN AIRLINES COMPANY LIMITED
Zheng Fan	Gu Hui Zhong	Tan Jin Song	Jiao Shu Ge
Independent Non-executive Directors

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The following is the full text of a letter of advice from TUS Corporate Finance Limited to the Independent Board Committee and the Independent Shareholders in respect of (i) the Provision of Deposit Services and the proposed Deposit Services Caps under the Financial Services Framework Agreement, and (ii) the Proposed Lease Transactions and the proposed Lease Caps under the 2020-2022 Finance and Lease Service Framework Agreement, which has been prepared for the purpose of inclusion in this circular.

15/F, Shanghai Commercial Bank Tower, 12 Queen’s Road Central, Central, Hong Kong 26 October 2019

To:	The Independent Board Committee and the Independent Shareholders of
China	Southern Airlines Company Limited

Dear Sirs,

(1) DISCLOSEABLE AND CONNECTED TRANSACTION AND

CONTINUING CONNECTED TRANSACTIONS IN RELATION TO

FINANCIAL SERVICES FRAMEWORK AGREEMENT

AND

(2) MAJOR TRANSACTION AND

CONTINUING CONNECTED TRANSACTIONS IN RELATION TO 2020-

2022 FINANCE AND LEASE SERVICE FRAMEWORK AGREEMENT

INTRODUCTION

We refer to our engagement as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of (i) the Provision of Deposit Services and the proposed Deposit Services Caps under the Financial Services Framework Agreement, and (ii) the Proposed Lease Transactions and the proposed Lease Caps under the 2020-2022 Finance and Lease Service Framework Agreement, details of which are set out in the letter from the Board (the “Letter from the Board”) contained in the circular of the Company to the Shareholders dated 26 October 2019 (the “Circular”), of which this letter forms part. Capitalised terms used in this letter shall have the same meanings as those defined in the Circular unless otherwise defined or the context requires otherwise.

The Financial Services Framework Agreement

On 27 August 2019, in view of the expected expiry of the Previous Financial Services Framework Agreement, the Company and the Finance Company entered into the Financial Services Framework Agreement to renew and extend the term of the provision of the financial services contemplated under the Financial Services Framework Agreement for a fixed term of three years commencing from 1 January 2020 to 31 December 2022.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

CSAH is the controlling Shareholder of the Company directly and indirectly holding approximately 50.54% equity interests in the Company as at the Latest Practicable Date, and is therefore a connected person of the Company under the Listing Rules. The Finance Company is a non-wholly-owned subsidiary of CSAH and thus, it is also a connected person of the Company under the Listing Rules. Accordingly, the Financial Services Framework Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

As one or more of the relevant applicable percentage ratios for the Provision of Deposit Services is higher than 5% but less than 25% on an annual basis, the Provision of Deposit Services constitutes a continuing connected transaction under Chapter 14A of the Listing Rules and is subject to the reporting, annual review, announcement and shareholders’ approval requirements under Chapter 14A of the Listing Rules. Furthermore, the Provision of Deposit Services constitutes the provision of financial assistance under Rule 14.04(1)(e) of the Listing Rules, and thus it also constitutes a discloseable transaction under Chapter 14 of the Listing Rules.

The Provision of Loan Services by the Finance Company to the Group would amount to financial assistance by a connected person for the benefit of the Group, which are on normal commercial terms or better, and such loans are not secured by the assets of the Group, therefore the Provision of Loan Services is exempt under Rule 14A.90 of the Listing Rules from all reporting, annual review, announcement and shareholders’ approval requirements under Chapter 14A of the Listing Rules. If the Company provides any guarantee and/or security in respect of any future loans to be provided by the Finance Company to the members of the Group in future, it will comply with the then applicable requirements under the Listing Rules.

In respect of other financial services to be provided by the Finance Company to the Group, the Company expects that the total fees payable by the Group to the Finance Company will not exceed RMB5.0 million for each of the three years ending 31 December 2022, which fall within the de minimis threshold set out in Rule 14A.76 of the Listing Rules, therefore the provision of other financial services by the Finance Company to the Group is exempt from the reporting, annual review, announcement and shareholders’ approval requirements of the Listing Rules. The Company will comply with the reporting, annual review, announcement and shareholders’ approval requirements of the Listing Rules if the transaction amount of other financial services contemplated under the Financial Services Framework Agreement would exceed the relevant threshold in future.

The 2020-2022 Finance and Lease Service Framework Agreement

On 10 October 2019, the Company entered into the 2020-2022 Finance and Lease Service Framework Agreement with CSA Leasing, pursuant to which CSA Leasing agreed to (i) provide finance leasing service to the Company in relation to the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment, and (ii) provide operating lease service to the Company in relation to certain aircraft, helicopters and engines for the period from 1 January 2020 to 31 December 2022 (the “Relevant Period”) in accordance with its terms and conditions and the relevant implementation agreements contemplated thereunder.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

CSA Leasing is a wholly-owned subsidiary of CSAH, the controlling shareholder of the Company. The Lessor(s) is thus a connected person of the Company under the Listing Rules. Accordingly, the Proposed Lease Transactions constitute connected transactions of the Company under Chapter 14A of the Listing Rules.

As one or more of the relevant applicable percentage ratios set out in the Listing Rules in respect of the Finance Lease Transactions under the 2020-2022 Finance and Lease Service Framework Agreement is higher than 25% but less than 100% on an annual basis, the Finance Lease Transactions will constitute continuing connected transactions and a major transaction of the Company under the Listing Rules. Therefore, the Finance Lease Transactions are subject to (i) the disclosure, annual review and shareholders’ approval requirements under Chapter 14A of the Listing Rules; and (ii) the requirements applicable to major transactions under Chapter 14 of the Listing Rules.

As one or more of the relevant applicable percentage ratios set out in the Listing Rules in respect of the Operating Lease Transactions under the 2020-2022 Finance and Lease Service Framework Agreement are higher than 5% but less than 25% on an annual basis, the Operating Lease Transactions will constitute continuing connected transactions and a discloseable transaction of the Company under the Listing Rules. Therefore, the Operating Lease Transactions are subject to (i) the disclosure, annual review and shareholders’ approval requirements under Chapter 14A of the Listing Rules; and (ii) the requirements applicable to discloseable transactions under Chapter 14 of the Listing Rules.

INDEPENDENT BOARD COMMITTEE

The Independent Board Committee comprising all four independent non-executive Directors, namely, Mr. Zheng Fan, Mr. Gu Hui Zhong, Mr. Tan Jin Song and Mr. Jiao Shu Ge, has been formed to consider and advise the Independent Shareholders as to whether (i) the Provision of Deposit Services and the proposed Deposit Services Caps under the Financial Services Framework Agreement, and (ii) the Proposed Lease Transactions and the proposed Lease Caps under the 2020-2022 Finance and Lease Service Framework Agreement are on normal commercial terms, in the ordinary and usual course of business of the Company, fair and reasonable so far as the Independent Shareholders are concerned, and in the interests of the Company and the Shareholders as a whole. We, TUS Corporate Finance Limited, have been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in this regard.

OUR INDEPENDENCE

As at the Latest Practicable Date, we did not have any relationships or interests with the Company or any other parties that could reasonably be regarded as relevant to our independence. In the last two years prior to the Latest Practicable Date, there was no engagement between the Company and us. Apart from normal advisory fees paid or payable to us in connection with this appointment as the Independent Financial Adviser, no arrangements exist whereby we had received or will receive any fees or benefits from the Company. Accordingly, we are qualified to give independent advice in respect of (i) the Provision of Deposit Services and the proposed Deposit Services Caps under the Financial Services Framework Agreement, and (ii) the Proposed Lease Transactions and the proposed Lease Caps under the 2020-2022 Finance and Lease Service Framework Agreement.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

BASIS OF OUR OPINION

In formulating our opinion and recommendations, we have relied on the information, facts and representations contained or referred to in the Circular and the information, opinions and representations provided or expressed to us by the Directors and/or the management of the Company. We have assumed that all information, facts and representations contained or referred to in the Circular, and all information, opinions and representations provided or expressed by the Directors and/or the management of the Company, for which they are solely responsible, are true, accurate and complete in all material respects at the time when they were provided and continue to be so as at the date of the Circular and that they may be relied upon in formulating our opinion.

We have also assumed that all views, opinions and statements of intention or belief provided or expressed by the Directors and the management, advisers and/or representatives of the Company have been arrived at after due and careful enquiries. We consider that we have been provided with, and have reviewed, all currently available information and documents which are available under present circumstances to enable us to reach an informed view and to provide a reasonable basis for our opinion. We have no reason to suspect that any relevant information has been withheld, nor are we aware of any facts or circumstances which would render the information provided and representations made to us untrue, inaccurate or misleading. We consider that we have performed all the necessary steps to enable us to reach an informed view and to justify our reliance on the information provided so as to provide a reasonable basis for our opinion. We have not, however, conducted any independent verification of the information provided by the Directors and the management, advisers and/or representatives of the Company nor have we conducted independent investigation into the business, affairs or future prospects of the Group. Our opinion is necessarily based on the financial, economic, market and other conditions in effect, and the information made available to us, as at the Latest Practicable Date.

The Circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief, the information contained in the Circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement therein or the Circular misleading.

Lastly, where information in this letter has been extracted from published or otherwise publicly available sources which are the latest information publicly available to the best of our knowledge, the sole responsibility of TUS Corporate Finance Limited is to ensure that such information has been correctly extracted from the relevant sources.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our opinion in respect of (i) the Provision of Deposit Services and the proposed Deposit Services Caps; and (ii) the Proposed Lease Transactions and the proposed Lease Caps, we have considered the following principal factors and reasons:

Background information of the Group

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, and other extended transportation services. The Company currently provides more than 3,000 flights to more than 40 countries and regions, and 224 destinations in more than 1,300 routes with more than 300,000 seats. According to the annual report of the Company for the year ended 31 December 2018 (the “2018 Annual Report”), the Company is the largest airline in China with the largest number of transport aircraft, the most developed route network and the largest annual passenger throughput. According to the interim report of the Company for the six months ended 30 June 2019 (the “2019 Interim Report”), as at 30 June 2019, the Group had a fleet of 849 passenger and cargo aircraft, of which 242 were under finance leases, 324 were under operating leases, and 283 were directly purchased.

Background information of CSAH

CSAH, the controlling shareholder of the Company, was established in 1987 and is a large-scale state-owned air transportation group. CSAH is one of the three core air transportation groups directly managed by the State-owned Assets Supervision and Administration Commission of the State Council which specialises in air transportation and also covers relevant industries including financing, construction and development and media and advertising. As stated in the 2019 Interim Report, during the six months ended 30 June 2019, based on the analysis and assessment conducted by United Credit Ratings Co., Ltd. (an independent credit rating company), the long-term credit rating of CSAH was AAA with “stable” prospect.

A.	THE FINANCIAL SERVICES FRAMEWORK AGREEMENT

1.	Background information of the Finance Company

The Finance Company was established in the PRC in 1995. As at the Latest Practicable Date, the Finance Company had a registered capital of approximately RMB1,378 million and is owned as to approximately 51.4% by CSAH and its wholly-owned subsidiary, and as to approximately 48.6% by the Company together with its four subsidiaries. The Finance Company is a non-bank finance company established under the direction of the PBOC with the main business scope of providing various financial services (including deposit and loan facilities, credit facilities, guarantee, remittance of money and credit references) principally to the CSAH Group under the applicable rules and regulations in the PRC. In this respect, we have obtained and reviewed copies of the approvals granted by the relevant authorities permitting the Finance Company to carry out such financial services including the provision of deposit services in the PRC.

Regulatory environment of the Finance Company

The Finance Company is regulated by the PBOC and the CBIRC and provides its services in accordance with and in satisfaction of the rules and regulations of these regulatory authorities. In particular, it only provides financial services to members of the CSAH Group in accordance with the Administrative Measures for the Finance Companies of Enterprise Groups (the “Administrative Measures”). Pursuant to the Administrative Measures, the Finance Company is required to submit annual audited financial statements and regularly report its operation status to the CBIRC. In addition, the Finance Company must comply with certain financial ratio requirements set by the CBIRC from time to time.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The below table sets out the key financial ratios of the Finance Company, and the corresponding requirements set by the CBIRC, as at 31 December 2017, 31 December 2018 and 30 June 2019 as provided by the Company, respectively:

Financial ratios	Requirements of the CBIRC	Financial ratios of the Finance Company as at
		31 December 2017	31 December 2018	30 June 2019
Capital adequacy ratio	Not less than 10%	30.4%	25.9%	43.4%
Inter-bank borrowing balances to total capital ratio	Not more than 100%	Nil	Nil	Nil
Total amount of outstanding guarantees to total capital ratio	Not more than 100%	Nil	Nil	Nil
Total amount of investment to total capital ratio	Not more than 70%	54.2%	37.5%	28.8%
Self-owned fixed assets to total capital ratio	Not more than 20%	0.1%	0.1%	0.1%

As shown in the table above, the Finance Company complied with the key financial ratio requirements of the CBIRC as at 31 December 2017, 31 December 2018 and 30 June 2019, respectively. We have been advised by the Directors that, to the best of their knowledge up to the Latest Practicable Date, there is no record of material non-compliance with the relevant laws, rules and regulations in the PRC applicable to the Finance Company.

Organisational structure of the Finance Company

According to the information provided by the Company, the Finance Company has established a board of directors under which a strategy and risk management committee, a business assessment committee and an audit committee have been formed. Under the board of directors and/or the said committees of the Finance Company, there are ten functional departments designated with different responsibilities including financial services, investment business, innovative business, fund management, risk compliance, finance, settlement, information technology, integrated management, and audit (discipline inspection and supervision office).

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Basic financial information of the Finance Company

The table below sets out a summary of the basic financial information of the Finance Company as provided by the Company:

	For the year ended		For the six months ended 30 June 2019
	31 December 2017	31 December 2018
	RMB million	RMB million	RMB million
Operating revenue	240.8	268.0	106.7
Profit before tax	173.8	207.7	88.3
Profit after tax	136.4	158.8	68.1
Net assets	1,661.6	1,760.5	2,256.7

2.	Reasons for and benefits of the Provision of Deposit Services

(i)	Long and stable relationship

We understand from the Company that the Finance Company, since established, has been providing financial services to the Group for over 20 years and has a well-established relationship with the Group. As such, the Finance Company has developed in-depth understanding of the Group’s business and funding needs. The Directors consider, and we concur, that the Provision of Deposit Services would allow the Group to enjoy more efficient and customised deposit services from the Finance Company as compared to those provided by commercial banks or financial institutions in the PRC.

(ii)	Centralised and flexible fund management

The provision of deposit services as well as the clearing and settlement services by the Finance Company will help to facilitate the fund management amongst the members of the Group and the CSAH Group in a more efficient manner. By maintaining accounts with the Finance Company by the Group and leveraging on the Finance Company as the settlement platform, fund transmission time can be reduced to expedite the turnaround of funds, and thus strengthen the Company’s centralised fund management. In addition, by enabling the Group to access a centralised fund pool can provide flexibility to the Group in making timely inter- group transfer from time to time without any restriction in meeting its funding needs, utilise idle cash balances within the Group, and reduce funding cost of the Group in general.

(iii)	Enhanced flexibility in obtaining deposit services

According to the pricing policies of the Provision of Deposit Services, the interest rate for the Group’s deposits with the Finance Company shall not be lower than the interest rate payable by major commercial banks in the PRC for comparable deposits, and the Company is not subject to any extra charges for depositing money with the Finance Company. As such, entering into the Financial Services Framework Agreement allows the Group to secure a stable source of financial services to place its deposits on terms no less favourable than those of major commercial banks in the PRC. However, since the Group can deposit its money to and withdraw its money from the Finance Company on a voluntary basis, the Group will not be restricted to approach or engage any commercial banks or financial institutions in the PRC for deposit services if the relevant terms provided by such banks or financial institutions are more competitive and favourable than those provided by the Finance Company.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(iv)	Sharing of benefits from net interest margin

As set out in the Letter from the Board, the Finance Company is entitled to interbank interest rates which are generally higher than normal commercial interest rates when re- depositing deposits with commercial banks in the PRC. Thus, when the Group places deposits with the Finance Company, the Finance Company can in turn re-deposit such amount received from the Group with commercial banks in the PRC at a higher interbank interest rates or lend to the companies within the CSAH Group to generate additional interest income. Given the Company is a major shareholder of the Finance Company, so long as the Finance Company could generate profits from the net interest margin, it is expected that the Company will also be benefit therefrom.

(v)	Effective risk control measures

With reference to the Administrative Measures, the customers of the Finance Company are limited to entities within the CSAH Group (including the Group). Such measure reduces the credit risk and business risk that the Finance Company may otherwise be exposed to if its customers also include non-CSAH Group entities.

Pursuant to the Financial Services Framework Agreement, the Finance Company undertakes that it will only deposit its idle cash with state-owned or listed commercial banks in the PRC. As advised by the management of the Company, the Finance Company will report to the Company on a monthly basis regarding the status of the Group’s deposit. Such measures allow the Company to closely monitor and to safeguard its deposits placed with the Finance Company.

Additionally, the Company has adopted a series of capital risk control measures to mitigate the potential risks associated with depositing funds in the Finance Company as stated in the Letter from the Board. In particular, the Board has passed “The Risk Control System relating to the Connected Transactions between China Southern Airlines Company Limited and Southern Airlines Group Finance Company Limited” on 28 July 2010 (the full text of which has been uploaded on the website of the Shanghai Stock Exchange at www.sse.com.cn). In this respect, we noted that such risk control system stipulates the detailed risk control measures to govern the conduct of the connected transactions between the Company and the Finance Company, in particular, the Company regularly reviews the operational and financial status of the Finance Company in order to check if there is any non-compliance with the Administrative Measures by the Finance Company. We have further discussed with the Company and understand that the provision of deposit services by the Finance Company has been and will be carried out in accordance with such risk control system continuously so as to ensure the safety and liquidity of the deposits placed by the Group with the Finance Company. Moreover, the Company has appointed director representatives in the Finance Company to supervise the operation, management and internal control of the Finance Company. According to the information provided by the Company regarding the board members of the Finance Company, we noted that currently two out of the five directors of the Finance Company are appointed by the Group to monitor the business and the operation of the Finance Company.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Having considered the above reasons and benefits and the risk control measures, we are of the view that the Provision of Deposit Services is in the ordinary and usual course of business of the Company and in the interests of the Company and the Shareholders as a whole.

3.	Principal terms of the Provision of Deposit Services

As stated in the Letter from the Board, the Finance Company shall accept deposits from the Group at interest rates not lower than (i) applicable interest rate rules prescribed by the PBOC from time to time for the same term of deposit; and (ii) the interest rate payable by major commercial banks in the PRC for comparable deposits. The Company is not subject to any extra charges for depositing money with the Finance Company.

We have obtained and reviewed the Previous Financial Services Framework Agreement and its supplemental agreement and compared the terms of the provision of deposit services thereunder with those under the Financial Services Framework Agreement. We noted that the Provision of Deposit Services contemplated under the Financial Services Framework Agreement is in general on the same terms as those under the Previous Financial Services Framework Agreement (as supplemented by its supplemental agreement) save for the new proposed annual caps.

For our due diligence purpose, we have obtained from the Company samples of notice of interest payment for deposits placed with the Finance Company by the Group during 2017, 2018 and the first half of 2019 (the “Deposit Interest Notice Samples”). We have compared the interest rates of the relevant Deposit Interest Notice Samples with the latest benchmark interest rates for RMB deposits promulgated by the PBOC (which have remained unchanged since 24 May 2015), and noted that the interest rates offered by the Finance Company to the Group were not lower than the relevant benchmark interest rates for the same term of deposits. Furthermore, we have compared the interest rates of the Deposit Interest Notice Samples with the then deposit interest rates offered by major commercial banks in the PRC, and noted that the interest rates offered by the Finance Company to the Group were not lower than those offered by major commercial banks in the PRC for comparable deposits during such period. On the above basis, we consider that the Group has complied with the aforesaid pricing policy.

Having considered the above, in particular that the deposit interest rates offered to the Group by the Finance Company will be no less favourable than those offered to the Group by major commercial banks in the PRC for comparable deposits, we are of the view that the Provision of Deposit Services is on normal commercial terms, and the terms of which are fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

4.	Internal control procedures

We have discussed with the Company and understand that it has adopted the following internal control procedures to ensure that the Provision of Deposit Services will be conducted on normal commercial terms and in accordance with the Financial Services Framework Agreement:

(a)

the finance division of the Company is responsible to ensure that the Finance Company will closely monitor the interest rate rules prescribed by the PBOC and compare the interest rates and terms offered by major commercial banks in the PRC from time to time. If there is any change to the interest rate rules prescribed by the PBOC, the finance division of the Company will liaise and negotiate with the Finance Company to ensure any adjustment to the deposit rates made by the Finance Company will be in compliance with the relevant new interest rate rules prescribed by the PBOC and the pricing policies under the Financial Services Framework Agreement;

(b)

the finance division of the Company will closely monitor the outstanding deposit balance of the Group with the Finance Company on a daily basis to ensure that it does not exceed the proposed annual caps, and will check the applicable deposit interest rates upon obtaining the notices on interest received from the Finance Company to ensure that they are in compliance with the pricing policies as set out in the Financial Services Framework Agreement. Such procedures will be reviewed by the general manager and the chief accountant of the Company on a regular basis;

(c)

the finance division of the Company is responsible for evaluating the specific information reported by the Finance Company on a monthly basis regarding the status of the Company’s deposit and re-deposit with state-owned or listed commercial banks in the PRC made by the Finance Company to ensure the specific transactions are conducted in compliance with the pricing policies as set out in the Financial Services Framework Agreement;

(d)

the law and standards division of the Company is responsible for monitoring, collecting and evaluating the detailed information of the continuing connected transactions under the Financial Services Framework Agreement, including but not limited to the implementation of the pricing policies, payment arrangements and actual transaction amounts under the specific transactions on a monthly basis to ensure that the relevant transactions are conducted in compliance with the Financial Services Framework Agreement;

(e)

the internal audit department of the Company will review and assess the internal control procedures of the Group on an annual basis, including but not limited to the relevant information in relation to the Financial Services Framework Agreement. An internal control assessment report will be prepared by the internal audit department and submitted to the Board for review and approval; and

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(f)

the independent non-executive Directors and the auditor of the Company will conduct annual review of the continuing connected transactions contemplated under the Financial Services Framework Agreement.

We noted from the above that the Company has adopted a set of internal control measures to assign specific responsibilities to various designated departments of the Company in performing regular review and cross-checking on the terms of the Provision of Deposit Services in order to make sure that the Provision of Deposit Services will be conducted on normal commercial terms and in accordance with the Financial Services Framework Agreement.

We have reviewed the internal control assessment report for the year ended 31 December 2018 published by the Company which concluded that no material weaknesses had been identified during the relevant period under review. In addition, we understand that the Company has engaged an external auditor to perform independent audit on the effectiveness of the Company’s internal control over the financial statements and such external auditor was of view that the Company had in all material aspects maintained effective internal control over the financial statements as of 31 December 2018.

Furthermore, we noted from the 2018 Annual Report that the independent non-executive Directors have confirmed to the Board that they have reviewed all non-exempt continuing connected transactions for the year ended 31 December 2018 (including the provision of deposit services under the Previous Financial Services Framework Agreement) and are of the view that such continuing connected transactions were (a) conducted in the ordinary and usual course of business of the Group; (b) entered into on normal commercial terms or better; and (c) conducted in accordance with the relevant agreement governing them on terms that were fair and reasonable and in the interests of the Shareholders as a whole. According to the 2018 Annual Report, the auditor of the Company has issued their unqualified letter containing their conclusions in respect of such continuing connected transactions in accordance with Rule 14A.56 of the Listing Rules. As confirmed by the Company, the Company will continue to comply with the relevant annual review requirements under the Listing Rules on an on-going basis.

Given the above, we concur with the Directors’ view that the Group has implemented effective internal control procedures to ensure that the Provision of Deposit Services will be conducted on normal commercial terms and in accordance with the Financial Services Framework Agreement.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

5.	Historical figures and the proposed Deposit Services Caps

Based on the information disclosed in the Letter from the Board, the table below set out (i) the original annual caps for the provision of deposit services by the Finance Company; (ii) the historical maximum daily balance of deposits placed with the Finance Company by the Group; and (iii) the historical maximum daily utilisation of the original annual caps for the three years ending 31 December 2019:

	For the year ended 31 December		For the year ending 31
	2017	2018	December 2019
	RMB million	RMB million	RMB million
Original annual cap	8,000	10,000	10,000
Maximum daily balance of deposits placed with the Finance Company by the Group (including accrued interest)	7,622	8,928	9,909(Note 1)
Maximum daily utilisation of the original annual cap (Note 2)	95.3%	89.3%	99.1%

Notes:

1.	The figure was recorded during the first six months ended 30 June 2019.
2.	The figure is calculated by dividing the maximum daily balance of deposits placed with the Finance Company by the Group during the respective year or period by the relevant original annual cap.

Pursuant to the Financial Services Framework Agreement, each of the maximum daily balance of deposits (including the corresponding interests accrued thereon) placed by the Group for each of the three years ending 31 December 2022 shall not exceed the Deposit Services Cap which is set at RMB13.0 billion, RMB 14.5 billion and RMB16.0 billion, respectively, on any given day. As stated in the Letter from the Board, the proposed Deposit Services Caps are determined in consideration of (i) the cash flow position of the Group; (ii) the existing annual cap of RMB10.0 billion under the supplemental agreement of the Previous Financial Services Framework Agreement; (iii) the growth in maximum historical daily balance of the deposits of the Group placed with the Finance Company during 2017, 2018 and the first half of 2019; (iv) the maximum historical daily balance of the deposits of the Group placed with the Finance Company during the first half of 2019 indicating the existing annual cap has been nearly fully utilised; (v) the operation scale and the ability of centralised fund management of the Group; and (vi) the Group’s plan to increase utilisation rate of its funds through the centralised fund management with the Finance Company.

In assessing the fairness and reasonableness of the proposed Deposit Services Caps, we have taken into account the following factors:

(i)

As stated in the 2018 Annual Report, the Group’s total operating revenue increased by approximately 12.4% from approximately RMB127,806 million for the year ended 31 December 2017 to approximately RMB143,623 million for the year ended 31 December 2018. As stated in the 2019 Interim Report, and the Group’s total operating revenue increased by approximately 8.0% from approximately RMB67,520 million for the six months ended 30 June 2018 to approximately RMB72,939 million for the six months ended 30 June 2019. The total assets of the Group increased from approximately RMB218,718 million as at 31 December 2017 to approximately RMB246,949 million as at 31 December 2018, representing an increase of approximately 12.9%, and further increased to approximately RMB300,456 million as at 30 June 2019 as disclosed in the 2019 Interim Report, representing an increase of approximately 21.7%.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

In addition, despite the Group’s net cash flow from operating activities decreased from approximately RMB17,732 million for the year ended 31 December 2017 to approximately RMB15,388 million for the year ended 31 December 2018, we noted from the 2019 Interim Report that the Group’s net cash flow from operating activities increased from approximately RMB7,363 million for the six months ended 30 June 2018 to approximately RMB9,994 million for the six months ended 30 June 2019, representing an increase of approximately 35.7%;

(ii)

As disclosed in the Letter from the Board, the historical maximum daily balance of deposits placed with the Finance Company by the Group for each of the two years ended 31 December 2017 and 2018 and the six months ended 30 June 2019 amounted to approximately RMB7,622 million, RMB8,928 million and RMB9,909 million, respectively, representing a compound annual growth rate of approximately 14%. In terms of utilisation rate, such maximum daily balances respectively represented approximately 95.3% and 89.3% of the relevant original annual cap during 2017 and 2018, and reached approximately 99.1% of the original annual cap during the six months ended 30 June 2019, indicating that the existing annual cap of RMB10.0 billion has been nearly fully utilised;

(iii)

As disclosed in the 2018 Annual Report, it is expected that the transport market of China’s civil aviation industry will continue to maintain a middle and high-speed growth. According to “Commercial Market Outlook 2019-2038” published by Boeing Company in 2019, China is projected to become the world’s largest aviation market in the near future. The average annual growth rate of airline traffic in China is forecasted at approximately 6.0% from 2019 to 2038.

According to the 2018 Annual Report, (i) the Group’s total revenue passenger kilometers increase by approximately 12.4% from 2017 to 2018; (ii) the Group’s total number of passengers carried increased by approximately 10.8% from 2017 to 2018; and (iii) the Company has launched new international routes such as Guangzhou-Rome and Guangzhou-Lahore and increased the frequency of routes between Guangzhou to Toronto, Phuket, Penang, Phu Quac Island, Langkawi, Bail and Adelaide. We also noted from the 2018 Annual Report that the Company planned to introduce 114, 91 and 29 new aircraft in 2019, 2020 and 2021 respectively. We were given to understand that the volume of the Group’s cash inflow and the demand for deposit services are expected to increase as a result of the continuous growth of the China’s civil aviation industry and the expansion of operation scale of the Company; and

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(iv)

In coping with the future development of the Group, it is expected that the Group will from time to time conduct fund raising activities including the issuance of new Shares and/or debt financing instruments if and when appropriate to further strengthen the financial base of the Group, which will potentially result in an increase in cash inflow and cash balance of the Group.

Having taken into account the above, we are of the view that the proposed Deposit Services Caps and its basis of determination are fair and reasonable so far as the Independent Shareholders are concerned and is in the interests of the Company and the Shareholders as a whole.

B.	THE 2020-2022 FINANCE AND LEASE SERVICE FRAMEWORK AGREEMENT

1.	Background Information of CSA Leasing

CSA Leasing is principally engaged in the provision of financial leasing, operating leasing, purchase of finance lease assets and other related businesses. CSA Leasing is a company incorporated in the PRC with limited liability and owned as to 75% by China Southern Airlines Group Capital Holding Limited (中國南航集團資本控股有限公司) and 25% by Nan Lung Holding Limited, each a wholly-owned subsidiary of CSAH as at the Latest Practicable Date.

According to the Letter from the Board, CSA Leasing has completed 51 finance lease transactions, and operating lease transactions involving 20 aircraft and 6 engines, since it commenced operation in 2017 and up to September 2019.

2.	Reasons for and benefits of the Proposed Lease Transactions

(i)	Resources of and relationship with CSA Leasing

CSA Leasing is a wholly-owned subsidiary of CSAH, which is one of the three core PRC air transportation groups directly managed by the State-owned Assets Supervision and Administration Commission. Leveraging on the solid capital base and the extensive networks of CSAH, it is believed that CSA Leasing is capable to conduct finance lease and operating lease transactions with the Company. Since the Company and CSA Leasing are under common control of CSAH, it is expected that smooth communication and cooperation between the two companies can create business synergies and help to maximise their mutual benefits. We were also given to understand that the management team members of CSA Leasing possess extensive knowledge and experience in aircraft finance and leasing industries, which can help the Group to optimise the fleet structure through different lease transactions. Having reviewed the relevant licences of CSA Leasing, its financial statements and the profiles of its key management as provided by the Company, we agree with the Directors that CSA Leasing possesses the qualification and capability in engaging in large-scale aviation related finance lease and operating lease transactions and it is believed that, by developing better understanding to the Group’s operational needs, CSA Leasing would be able to provide value-added services to the Group in a professional manner.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(ii)	Financing cost savings under the Finance Lease Transactions

According to the arrangement under the 2020-2022 Finance and Lease Service Framework Agreement, CSA Leasing or its wholly-owned subsidiaries which has been or are to be incorporated in the Guangzhou Nansha Free Trade Zone, the China (Shanghai) Pilot Free Trade Zone, the Tianjin Dongjiang Bonded Zone, the Xiamen Xiangyu Bonded Zone or other zones of the PRC will act as the Lessor(s) for the purpose of the Proposed Lease Transactions.

As stated in the Letter from the Board, in respect of the Finance Lease Transactions, by utilising the finance lease structure to introduce the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment, the Lessor(s) can provide value added tax invoices for the principal amount and interest payments under the Finance Lease Agreements to the Lessee(s), and therefore, the Lessee(s) can use such invoices to deduct value added tax. Based on the calculations provided by the Company, through adopting the finance lease arrangement provided by CSA Leasing under the Finance Lease Transactions, the stimulated maximum saving of financing costs for the Lessee(s) (taking into account the handling fee payable to the Lessor(s) and the value added tax deductible) as compared to adopting secured loans arrangements with equivalent interest rates are estimated to be approximately US$96 million, US$94 million and US$82 million for the year ending 31 December 2020, 2021 and 2022, respectively. Therefore, entering into of the 2020-2022 Finance and Lease Service Framework Agreement would allow the Group to extend the utilisation of the structure of the finance lease arrangement and continue to benefit from the cost savings while executing the Company’s introduction plan for aircraft, Aircraft Related Assets and Aviation Related Equipment from 2020 to 2022.

(iii)	Broadening of financing and leasing channels to facilitate the business plan of the Group

The Group is principally engaged in the business of civil aviation. As stated in the 2018 Annual Report, by the end of the “13th Five-year Plan” period, the Group will become a large international airline with an annual passenger volume of approximately 160 million and cargo and mail volume of more than 2 million tonnes and the estimated total number of aircraft will be close to 1,000 by the end of 2021. Moreover, we noted from the previous annual reports of the Company that over 60% of the then fleet of the Group were held under finance leases and operating leases as at 31 December 2017 and 2018, respectively. We have discussed with the management of the Company and were given to understand that, in view of China’s civil aviation transport market will continue to maintain a middle and high-speed growth with a huge development space, the availability of financing and leasing channels is vital for the Group to facilitate its expansion plan.

As stated in the Letter from the Board, the finance lease arrangement of the aircraft, the Aircraft Related Assets and the Aviation Related Equipment would provide more flexibility than those being purchased directly by the Group and have less impact on the working capital of the Group. The operating lease of aircraft, helicopters and engines would also provide another option for the Group to further expand of its fleet. We understand from the Company that there are different choices and options in financing the aircraft, Aircraft Related Assets and Aviation Related Equipment to be introduced by the Group. Taking into account various favourable factors, such as generally less stringent application process and higher loan-to-value ratio by way of finance leasing, the Directors are of the view that it is common for airlines operators to enter into finance leases arrangements for introduction of new aircraft to satisfy the business development need of the Company.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

In addition, entering into the 2020-2022 Finance and Lease Service Framework Agreement provides a better option for the Group to conduct its finance and operating leasing transactions on terms no less favourable than those offered by independent third parties, which can in turn help to enhance the overall bargaining power of the Group in negotiation of any leasing arrangements, and hence the overall competitiveness of the Group.

It should be noted that the 2020-2022 Finance and Lease Service Framework Agreement, however, does not restrict the Group to procure the finance lease and/or operating lease services solely from CSA Leasing. Whether the Company may finally mandate the finance lease and/or operating lease to CSA Leasing depends on the prerequisite requirements as stated in the section headed “III. 2018-2019 Finance and Lease Service Framework Agreement” in the Letter from the Board.

In view of the above, we consider that entering into of the 2020-2022 Finance and Lease Service Framework Agreement does not have any downside for the Group and in fact provide additional flexibility to the Group to satisfy its need for introducing aircraft, Aircraft Related Assets and Aviation Related Equipment in an organised and cost-efficient manner.

3.	Finance Lease Transactions

3.1	Principal terms of the Finance Lease Transactions

The principal terms of the Finance Lease Transactions under the 2020-2022 Finance and Lease Service Framework Agreement are set as follows:

Subject matter under the Finance Lease Transactions	:	The Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment comprises part of the aircraft, Aircraft Related Assets and Aviation Related Equipment in the Company’s introduction plan from 1 January 2020 to 31 December 2022, subject to adjustment from time to time.

Based on the Company’s introduction plan from 1 January 2020 to 31 December
2022, the number of the Leased Aircraft will not be more than 50, 51 and 41 for the year ending 31 December 2020, 31 December 2021 and 31 December 2022,
respectively, subject to adjustment from time to time.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The Company has signed or will sign aircraft purchase agreements with Airbus
S.A.S., Boeing Company and Comac in relation to the Leased Aircraft, which agreements have been or will be negotiated and agreed independently and separately and has fulfilled the resolution procedures of the Board and the Company’s general meetings and announcement obligations in accordance with relevant laws and regulations (including the Listing Rules).

As for the Aircraft Related Assets and the Aviation Related Equipment, the
Company has signed or will sign the relevant purchase agreements with the independent third parties, which agreements have been or will be negotiated and agreed independently and separately and will fulfil or has fulfilled the relevant internal approval procedures in accordance with relevant laws and regulations
(including the Listing Rules).

Aggregate principal amount of the Finance Lease Transactions	:	Not more than 100% of the consideration for the purchase of the subject matter (including the aircraft, the Aircraft Related Assets and the Aviation Related Equipment)

Rental fee/Interest rate	:	The rental fee is the repayment of the principal amount for the subject matter and the interest under the Finance Lease Transactions.

Under the Finance Lease Transactions, the applicable interest rate will be further determined and agreed by the Company and CSA Leasing with reference to the results of the Company’s requests for proposals or other bidding processes in respect of financing of the aircraft, Aircraft Related Assets and Aviation Related Equipment
satisfying the prerequisites as disclosed below under the item “Prerequisites”.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The rental fee, of which the principal portion is measured according to the equal-
principal (equal instalment principal and corresponding interests incurred by the remaining principal) or average- capital-plus-interests (average instalment for all the principal and interests) standard, or such standard of measurement as otherwise agreed by the Company and CSA Leasing, is payable monthly, quarterly or semi-
annually in arrears, commencing on the Delivery Date of each of the Leased
Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment
and concluding on the date of the last payment for such subject matter, subject to the terms and conditions of each individual Finance Lease Agreement. The Lessor(s)
will provide the Lessee(s) full value added tax invoices in respect of the principal amount for the subject matter and the interest thereunder.

Prerequisites	:

The Company may mandate the finance lease arrangements for the aircraft, the Aircraft Related Assets and the Aviation Related Equipment to CSA Leasing depending on the following prerequisites:

(1)   the stable operation of CSA Leasing which has satisfied that (i) the registered capital of CSA Leasing has been paid up; (ii) an experienced team covering from business to risk management has been built up; (iii) it has the track record to deliver aircraft under finance lease transactions; and (iv) it complies the relevant PRC laws and regulations in relation to the finance lease from time to time, and CSA Leasing’s qualification and ability in engaging in large-scale aircraft, Aircraft Related Assets and Aviation Related Equipment finance lease transactions;

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(2)   the comprehensive costs (including the relevant rental fee plus handling fee and deduct other costs which would be saved according to favourable condition such as deductible value added tax) regarding the financing proposal(s) provided by CSA Leasing to the Company is not higher than (i) those provided by at least three independent third parties who have received the Company’s requests for proposals or other bidding processes or in the event that item (i) above is not applicable due to the unavailability of proposals or due to the occasional operation needs of the Company, (ii) the comprehensive costs (including the relevant rental fee plus handling fee and deduct other costs which would be saved according to favourable condition such as deductible value added tax) regarding the same type of transaction carried out during the relevant period; and

(3)   the capability of the Lessor(s) to issue value added tax invoices for the principal amount and interest payments of finance lease, which enables the Lessee(s) to deduct value added tax.

Handling fee	:	The respective handling fee for each of (i) the Leased Aircraft and Leased Aircraft Related Assets which is not more than 1% of the principal amount for each of the Leased Aircraft and Leased Aircraft Related Assets; and (ii) the Leased Aviation Related Equipment which is not more than 1.5% of the principal amount for each of the Leased Aviation Related Equipment shall be paid by the Lessee(s) to the Lessor(s) prior to the commencement of the respective Delivery Date or on the agreed date after the respective Delivery Date.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Buy-back	:	During the lease period, the Lessor(s) have ownerships of the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment. Upon the payment of the last instalment of rental fee by the Lessee(s) to the Lessor(s) for each of the relevant Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment, the Lessee(s) is entitled to purchase the relevant Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment back from the Lessor(s) at a nominal purchase price for such subject matter. The Lessor(s) shall complete all relevant and necessary procedures in assigning the ownership in such Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment to the Lessee(s).

Implementation Agreements	:	To implement the Finance Lease Transactions, separate Finance Lease Agreement(s) will be entered into between the Lessee(s) and the Lessor(s) in respect of each of the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment, the terms of which will in all material respects be consistent with the binding principles, guidelines, terms and conditions contained in the 2020-2022 Finance and Lease Service Framework Agreement.

Please refer to the section headed “III. 2020-2022 Finance and Lease Service Framework Agreement” in the Letter from the Board for the details of the terms of the Finance Lease Transactions under the 2020-2022 Finance and Lease Service Framework Agreement.

According to the Letter from the Board, the finance lease period of the subject matter under the 2020-2022 Finance and Lease Service Framework Agreement will be agreed upon entering into the individual Finance Lease Agreements. The lease period of the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment would be around 10 to 12 years, 12 years and 5 years, respectively.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Pursuant to the 2020-2022 Finance and Lease Service Framework, we understand from the Company that, before conducting the Finance Lease Transactions with the Lessor(s), among other things, the Group will obtain and review at least three financing proposals submitted by independent third parties through requests for proposals or other bidding processes in relation to the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment and evaluate whether the comprehensive costs (taking into account the handling fee payable to the Lessor(s) and the value added tax deductible) offered by the Lessor(s) are fair and reasonable and no less favourable than those offered by independent third parties. In this regard, we have reviewed the latest circulars published by other major Chinese airlines listed on the Stock Exchange, namely Air China Limited (“Air China”, stock code: 753.HK) and China Eastern Airlines Corporation Limited (“China Eastern Airlines”, stock code: 670.HK) in relation to the similar finance lease transactions entered into with respective connected persons, and noted that similar policies were also adopted in selecting the lessors. Furthermore, in the event of unavailability of proposals or due to occasional operation needs of the Company, we were given to understand that the Company would compare the comprehensive costs provided by CSA Leasing and ensure that it would be no less favourable than the finance lease transactions in relation to same types of assets with similar model entered into with independent third parties in the past two years. We considered the aforementioned arrangements are justifiable for the Company to ensure the comprehensive costs offered by CSA Leasing is fair and reasonable.

3.2	Historical transaction amounts and the proposed Finance Lease Caps

With respect to the 2018-2019 Finance Lease Transactions, the historical annual caps and transaction amounts for the year ended 31 December 2018 and the nine months ended 30 September 2019 are set out below:

	For the year ended 31 December 2018	For the nine months ended 30 September 2019
	US$ in millions	US$ in millions
Historical transaction amounts:
Total rental fee (including principal, interest and handling fee)	1,397	1,428

	For the year ended 31 December 2018	For the nine months ended 30 September 2019
	US$ in millions	US$ in millions
Historical annual caps:
Total rental fee (including principal, interest and handling fee)	2,621	3,126

Based on our discussion with the management of the Company and in accordance with the Letter from the Board, the relatively low utilisation of the historical annual caps in relation to the 2018-2019 Finance Lease Transactions are primarily attributable to (i) proceeds received from equity financing activity in 2018 were applied to acquire aircraft, which in turn reduced the needs for the Company to introduce aircraft through finance lease arrangement; (ii) the delivery of certain finance lease aircraft were postponed as instructed by the Civil Aviation Administration of China in 2019; and (iii) during 2018 and the first nine months of 2019, the financing proposal(s) provided by CSA Leasing were, in some circumstances, less favourable than those offered by independent third parties. In view of the above, we consider that the low utilisation of the historical annual caps is not unreasonable.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The proposed total rental fee under the Finance Lease Transactions for the three years ending 31 December 2022 are as below:

	For the year ending 31 December 2020	For the year ending 31 December 2021	For the year ending 31 December 2022
	US$ in millions	US$ in millions	US$ in millions
Total rental fee (including principal, interest and handling fee) (note)	5,140	5,039	4,434

Note:

The total rental fee payable under the Finance Lease Transactions each year refers to the sum of the principal and the interest payable for the entire lease period of each of the Leased Aircraft, the Leased Aircraft Related Assets and the Leased Aviation Related Equipment under each Finance Lease Agreement entered into during that year.

The total rental fee represents the maximum aggregate amount payable by the Lessee(s) to the Lessor(s) throughout the finance lease period and is the sum of the rental fee, the handling fee and the buy-back fee as estimated by the Group in respect of the Leased Aircraft, Leased Aircraft Related Assets and Leased Aviation Related Equipment. As advised by the management of the Company, the total rental fee includes the buy-back fee which is considered negligible as compared to the base price of the relevant assets under the Finance Lease Transactions and therefore not shown in the above.

According to the Letter from the Board, the Company determines the total rental fee based on the assumptions that (i) the maximum aggregate transaction amount (including the principal, interest payable and handling fee) of the finance lease of the aircraft shall not exceed 60% of the aggregate amount (including the principal, interest payable and handling fee) of all the aircraft planned to be introduced under the Company’s introduction plans from 2020 to 2022; (ii) the maximum aggregate transaction amount of the finance lease of the Aircraft Related Assets shall not exceed total amount of the Aircraft Related Assets to be introduced under the Company’s introduction plans from 2020 to 2022; and (iii) the maximum aggregate transaction amount of the finance lease of the Aviation Related Equipment shall not exceed total amount of the Aviation Related Equipment to be introduced under the Company’s introduction plans from 2020 to 2022.

In order to assess the fairness and reasonableness of the total rental fee, we have obtained the projection tables from the Company which include the aircraft, Aircraft Related Assets and Aviation Related Equipment planned to be introduced under finance lease arrangements during the Relevant Period (the “2020-2022 Projection Table(s)”), together with the calculation of the total rental fee (including the principal, interest payable and handling fee) with respect to the underlying assets of the Finance Lease Transactions. The principal portion of the rental fee represents the expected purchase price multiplied by the estimated quantity of the underlying assets and the interest payable is derived by applying an annual interest rate to the principal amount throughout the expected lease period of the underlying assets. The handling fee, which is a one-off fee payable prior to the delivery of the underlying assets, is calculated based on a percentage of the principal amount.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Principal amount

With respect to the aircraft, we noted from the 2020-2022 Projection Tables that the expected purchase price of aircraft in 2020 is determined based on prevailing market price of different types of the aircraft (either narrow or wide body aircraft) upon delivery during 2020. We have cross-checked the Company’s previously published announcements in relation to the acquisition of the relevant aircraft (the “Previous Announcements”) and noted that the expected delivery timeline for the relevant aircraft as set out on the 2020-2022 Projection Tables in 2020 is within the delivery period set out on the Previous Announcements and the expected purchase price upon delivery is within the catalogue price level as disclosed on the Previous Announcements. We have discussed with the management of the Company and were given to understand that the difference between the catalogue price and the expected purchase price upon delivery in respect of the relevant aircraft mainly relates to the price concessions granted by the aircraft manufacturer(s) to the Company which are consistent with customary business and industry practice and the Company’s past transactions with the aircraft manufacturer(s). We noted from the 2020-2022 Projection Tables and confirmed with the management of the Company that, the Company has adopted an annual inflation adjustment of approximately 1.5% (the “Inflation Adjustment”) on expected purchase price of aircraft to be introduced during 2021 and 2022. In this regard, we have conducted our independent research on the producer price index of civil aircraft manufacturing industry published by the Bureau of Labor Statistics of the United States (the “PPI”) and noted that the Inflation Adjustment adopted by the Company is in line with the five years (2014 to 2018) average of the PPI. We also noted from the 2020- 2022 Projection Tables that the Company applied an annual growth rate of 5.5% to the number of aircraft to be introduced in 2021 and 2022 by the Company, which is in line with the average growth rate in fleet size of the Company from 2016 to 2018.

With respect to the Aircraft Related Assets, we have discussed with the management of the Company and were given to understand that the expected purchase price of the Leased Aircraft Related Assets in 2020 were determined based on the historical purchase agreements signed and/or independent third party quotations received by the Company in respect of similar models in the past two years. In this regard, we have obtained and reviewed the samples of historical purchase agreements signed with and independent third party quotations received by the Company with respect to the Aircraft Related Assets and noted that the prices are comparable with the estimated purchase price of similar models adopted in the 2020-2022 Projection Tables. We also noted from the 2020-2022 Projection Tables and confirmed with the management of the Company that, the Company has adopted the same Inflation Adjustment on expected purchase price of the Leased Aircraft Related Assets to be introduced in 2021 and 2022. In respect of the quantity, we further understand from the management of the Company that the estimated quantities of helicopters and simulators to be introduced in the Relevant Period was referenced to the relevant introduction plans of the Company. As such, we have obtained and reviewed the relevant introduction plans and noted that such quantities were consistent with the 2020-2022 Projection Tables. For the quantity of engines, the Company has adopted the spares rates of engines as a percentage to the number of aircraft to be introduced during the Relevant Period (the “Spares Rate(s)”). We have, therefore, checked the similar spares rates being published by certain aircraft engine manufacturers in 2019 and noted the Spares Rates are in line with the industry norm.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

With respect to the Aviation Related Equipment, we have discussed with the management of the Company and were given to understand that the expected annual rental fees for the three years ending 31 December 2022 were determined based on the Group’s budget for the large-scale aviation material and special vehicles in 2019 and applied the Inflation Adjustment for the coming three years.

Interest payable

With respect to the interest payable, we understand from the Company that the interest rate applied for the underlying assets of the Finance Lease Transactions were determined with reference to the relevant benchmark interest rate as set by the People’s Bank of China. In particular, we understand that the PBOC benchmark interest rate for RMB loan with term over 5 years was applied for Leased Aircraft and Leased Aircraft Related Assets, having considered the expected lease period of 10 to 12 years based on previous similar transactions of the Group. As for the Leased Aviation Related Equipment, the PBOC benchmark interest rate for RMB loan with term between 1 to 5 years was applied, having considered the expected lease period of 5 years for the Leased Aviation Related Equipment. We were advised by the management of the Company that the applicable interest rate for finance lease arrangement conducted in the PRC is commonly determined with reference to the relevant benchmark interest rate as set by the PBOC. In addition, we have also reviewed the latest circulars published by Air China and China Eastern Airlines which have also adopted PBOC benchmark interest rate for RMB loan with term over 5 years to arrive their annual caps for finance lease transactions of aircraft.

Lease period

With respect to the lease period, we understand from the management of the Company that the estimated useful life of the relevant underlying assets of the Finance Lease Transactions is often considered in determining their relevant lease period for the aircraft, Aircraft Related Assets and Aviation Related Equipment and the lease period normally does not exceed the estimated useful life of the relevant underlying assets. We noted from the 2020-2022 Projection Tables that a lease period of 12 years was applied to the Leased Aircraft and Leased Aircraft Related Assets while a lease period of 5 years was applied to the Leased Aviation Related Equipment, which are in line with the terms of the Finance Lease Transactions and within the range of the estimated useful life of the relevant underlying assets as disclosed in the 2018 Annual Report.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Handling fee

With respect to the handling fee, we noted from the 2020-2022 Projection Tables that 1% handling fee to the purchase price is adopted for finance lease arrangement in respect of the Leased Aircraft and Leased Aircraft Related Assets while 1.5% handling fee to the purchase price is adopted for finance lease arrangement in respect of the Leased Aviation Related Equipment. We understand from the Company that the 1% handling fee rate in respect of the aircraft was determined with reference to the market rates being quoted in previous aircraft financing proposals received by the Company from independent third parties. As the Aircraft Related Assets have similar nature with the aircraft, same handling fee ratio of 1% is therefore adopted by the Company. As for the Aviation Related Equipment, the 1.5% handling fee rate is higher than that of the aircraft and Aviation Related Assets, as we were given to understand that the handling procedures are in general more complicated and time consuming.

As set out in the Letter from the Board, the proposed Finance Lease Caps under the 2020-2022 Finance and Lease Service Framework Agreement are set out below:

	For the year ending 31 December 2020	For the year ending 31 December 2021	For the year ending 31 December 2022
	US$ in millions	US$ in millions	US$ in millions
Proposed Finance Lease Caps (discounted value)	3,922	3,833	3,385

We further noted from the Letter from the Board that, pursuant to IFRS 16, the Finance Lease Transactions by the Company (including the wholly-owned or controlled subsidiaries of the Company) as lessee under the 2020-2022 Finance and Lease Service Framework Agreement will be recognised as right-of-use assets, the proposed Finance Lease Caps for the years ending 31 December 2020, 2021 and 2022 under the 2020- 2022 Finance and Lease Service Framework Agreement are approximately US$3,922 million, US$3,833 million and US$3,385 million, respectively. The proposed Finance Lease Caps are set on the total value of right-of-use assets relating to the Finance Lease Transactions, which are calculated during the future years by discounting the estimated total rental fee (including principal, interest and the handling fee) for the newly added Leased Aircraft, the Leased Aircraft Related Assets and the Leased Aviation Related Equipment in each year with discount rates which are either the interest rates implicit in lease or the Company’s incremental borrowing rates. In this regard, we noted from the 2020-2022 Projection Tables that, in arriving at the proposed Finance Lease Caps, the Company has applied the relevant discount rates to the estimated total rental fee of the underlying assets of the Finance Lease Transactions in calculating the total value of right-of-use assets of the Finance Lease Transactions. We have reviewed the latest interim report of Air China and the circular of China Eastern Airlines dated on 30 September 2019 and we noted that the discount rates adopted by Air China and China Eastern Airlines in arriving their respective right-of-use assets of leases are comparable to those being adopted by the Company. In addition, as the discount rates being adopted are equivalent to the current PBOC Benchmark Rates with reference to the corresponding lease periods, we therefore considered such discount rates are fair and reasonable.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Having considered the above, we are of the view that the proposed Finance Lease Caps and the bases of determination are fair and reasonable so far as the Independent Shareholders are concerned and is in the interests of the Company and the Shareholders as a whole.

4.	Operating Lease Transactions

4.1	Principal terms of the Operating Lease Transactions

The principal terms of the Operating Lease Transactions under the 2020-2022 Finance and Lease Service Framework Agreement are set as follows:

Subject matter under the Operating Lease Transactions	:	The aircraft, helicopters and engines in the Company’s introduction plan through operating lease from 1 January 2020 to 31 December 2022, with a lease period of over one year.

Rental fee	:	The rental fee will be further determined and agreed by the Company and CSA Leasing with reference to the results of the Company’s requests for proposals or other bidding processes in respect of leasing of aircraft and engines satisfying the prerequisites as disclosed below under the item “Prerequisites”.

The rental fee will be prepaid by the Company on a monthly or quarterly basis, commencing on the delivery date or replacement date of each of the aircraft and/or engines.

Prerequisites	:	The Company may mandate the operating lease arrangement for the aircraft, helicopters and engines depending on the following prerequisites:

(1) the aircraft, helicopters or engines under the Operating Lease Transactions are owned by the Lessor(s) with proprietary rights; and

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(2)   the comprehensive costs (including the relevant rental fee plus any other charges) regarding the operating lease proposal(s) provided by CSA Leasing to the Company is not higher than (i) those provided by at least three independent third parties who have received the Company’s requests for proposals or other bidding processes, or, in the event that item (i) above is not applicable due to the unavailability of proposals or due to occasional operation needs of the Company, (ii) the comprehensive costs currently borne by the Company on the same types of aircraft, helicopters and engines, with reference to the similar model and similar age for the aircraft in the domestic market and the similar model for the engines in the domestic market and adjusted in accordance with the condition and utilisation of the individual aircraft, helicopters or engines.

Ownership	:	During the lease period, the Lessor(s) have ownerships of the aircraft, helicopters and engines and the Lessee(s) have the rights to use the aircraft, helicopters and engines. Upon the expiry of the lease period, the Lessee(s) should return the aircraft, helicopters and engines to the Lessor(s).

Implementation Agreements	:	To implement the Operating Lease Transactions, separate Operating Lease Agreement(s) will be entered into between the Lessee(s) and the Lessor(s) in respect of each of the aircraft, helicopters and engines, the terms of which will in all material respects be consistent with the binding principles, guidelines, terms and conditions contained in the 2020-2022 Finance and Lease Service Framework Agreement.

Please refer to the section headed “III. 2020-2022 Finance and Lease Service Framework Agreement” in the Letter from the Board for the details of the terms of the Operating Lease Transactions under the 2020-2022 Finance and Lease Service Framework Agreement.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

According to the Letter from the Board, the operating lease period of the subject matter under the 2020-2022 Finance and Lease Service Framework Agreement will be agreed upon entering into the individual Operating Lease Agreements. Depending on the different model and age of the subject matter, the operating lease period of the aircraft, helicopters and engines would be around 5 to 12 years, 12 years and 2 to 10 years, respectively.

Pursuant to the 2020-2022 Finance and Lease Service Framework, we understand from the Company that, before conducting the Operating Lease Transactions with the Lessor(s), among other things, the Group will obtain and review at least three operating lease proposals submitted by independent third parties through requests for proposals or other bidding processes regarding the Operating Lease Transactions, and evaluate whether the comprehensive cost (including the relevant rental fee plus any other charges) offered by the Lessor(s) are fair and reasonable and no less favourable to the Group than those offered by independent third parties. In this regard, we have reviewed the latest circular published by China Eastern Airlines in relation to the similar operating lease transactions entered with its connected person and noted that similar policy was also adopted in selecting the lessors. Furthermore, in the event of unavailability of proposals or due to occasional operation needs of the Company, we were given to understand that the Company would compare the comprehensive costs provided by CSA Leasing and ensure that it would be no less favourable than the operating lease transactions in relation to same types of aircraft, helicopters or engines currently borne by the Company, with reference to similar model and similar age for the aircraft and helicopters in the domestic market and similar model for the engines in the domestic market entered into with independent third parties in the past two years, and adjusted in accordance with the condition and utilisation of the individual aircraft, helicopters or engines. We considered the aforementioned arrangements are justifiable for the Company to ensure the comprehensive costs offered by CSA Leasing is fair and reasonable.

4.2	Historical transaction amounts and the proposed Operating Lease Caps

With respect to the 2018-2019 Operating Lease Transactions, the historical annual caps and transaction amounts for the year ended 31 December 2018 and the six months ended 30 September 2019 are set out below:

	For the year ended 31 December 2018	For the six months ended 30 September 2019
	US$ in millions	US$ in millions
Historical transaction amounts:
Annual rental fee	13.2	13.6

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

	For the year ended 31 December 2018	For the year ending 31 December 2019
	US$ in millions	US$ in millions
Historical annual caps:
Annual rental fee	150	240

Based on our discussion with the management of the Company and in accordance with the Letter from the Board, the relatively low utilisation of the historical annual caps in relation to the 2018-2019 Operating Lease Transactions are primarily attributable to (i) the number of aircraft introduced through operating lease arrangement was reduced after taking into consideration various factors such as the then operational needs of the Group and market condition; and (ii) during 2018 and the first nine months of 2019, the operating lease proposal(s) provided by CSA Leasing were, in some circumstances, less favourable than those offered by independent third parties. In view of the above, we consider that the low utilisation of the historical annual caps is not unreasonable.

The proposed annual rental fee and total rental fee under the Operating Lease Transactions for the three years ending 31 December 2022 are set out as below:

	For the year ending 31 December 2020	For the year ending 31 December 2021	For the year ending 31 December 2022
	US$ in millions	US$ in millions	US$ in millions
Annual rental fee (Note 1)	135	255	368
Total rental fee (Note 2)	1,385	1,213	1,201

Notes:

1.

The annual rental fee refers to the rental actually payable by the Company to CSA Leasing each year, including the 12-month rental for existing aircraft, helicopters and engines and newly added aircraft, helicopters and engines in that year.

2.

The total rental fee payable under the Operating Lease Transactions each year refers to the total rental fee payable for the entire lease period of each of the newly added aircraft, helicopters and engines under each Operating Lease Agreement entered into during that year.

The total annual rental fee represents the maximum annual rental fee payable by the Lessee(s) to the Lessor(s) in respect of the operating lease of aircraft, helicopters and engines as estimated by the Company.

According to the Letter from the Board, the Company determines the total rental fee based on the assumption that (i) the maximum aggregate transaction amount of operating lease transactions of the aircraft and helicopters shall not exceed 50% of the aggregate amount of all aircraft and helicopters planned to be introduced under the Company’s introduction plan from 2020 to 2022; and (ii) the maximum aggregate transaction amount of the operating lease of the engines shall not exceed total amount of the engines planned to be introduced under the Company’s introduction plan from 2020 to 2022.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

In order to assess the fairness and reasonableness of the total annual rental fee, we have obtained from the Company 2020-2022 Projection Tables which include number of aircraft, helicopter and engines expected to be introduced under operating lease arrangement during the Relevant Period and the number of leasing years, together with the calculation of the monthly rental fee with respect of the underlying assets of Operating Lease Transactions. In particular, according to the Letter from the Board the monthly rental fee of aircraft and helicopters are derived by multiplying the relevant current market values by the relevant lease rate factors generally adopted in the aviation industry for aircraft of similar model and age of underlying assets. We understand from the Company that the current market values and the lease rate factors of the relevant aircraft adopted under in the 2020-2022 Projection Tables were determined with reference to the current market value and lease rate factor as referenced to independent aviation consultancy. We have selected sample aircraft and helicopters of different model and/or age from the 2020-2022 Projection Tables and compared respective current market values and lease rate factors to the industry reports and we noted similar figures are adopted in 2020-2022 Projection Tables. As for the monthly rental fee of the relevant engines, as disclosed in the Letter from the Board, the Company made reference to the available market data reports on current lease rates generally adopted in the aviation industry. We have selected sample engines of different model and age and compared the respective lease rates to the market data reports provided by the Company and noted that the lease rates adopted in the 2020-2022 Projection Tables are consistent with those under the market data reports.

As set out in the Letter from the Board, the proposed Operating Lease Caps under the 2020-2022 Finance and Lease Service Framework Agreement are set out below:

	For the year ending 31 December 2020	For the year ending 31 December 2021	For the year ending 31 December 2022
	US$ in millions	US$ in millions	US$ in millions
Proposed Operating Lease Caps (discounted value)	1,116	961	949

We further noted the Letter from the Board that, pursuant to IFRS 16, the Operating Lease Transactions by the Company as lessee under the 2020-2022 Finance and Lease Service Framework Agreement will be recognised as right-of-use assets, the proposed Operating Lease Caps for the years ending 31 December 2020, 2021 and 2022 under the 2020-2022 Finance and Lease Service Framework Agreement are approximately US$1,116 million, US$961 million and US$949 million, respectively. The proposed Operating Lease Caps are set on the total value of right-of-use assets relating to Operating Lease Transactions, which are calculated during the future years by discounting the estimated total rental fee for the newly added aircraft, helicopters and engines in each year with discount rates which are either the interest rates implicit in the lease or the Company’s incremental borrowing rates. In this regard, we noted from the 2020-2022 Projection Tables that, in arriving at the proposed Operating Lease Caps, the Company has applied the relevant discount rates to the estimated total rental fee of the underlying assets of the Operating Lease Transactions in calculating the total value of right-of-use assets of the Operating Lease Transactions. We have reviewed the latest interim report of Air China and the circular of China Eastern Airlines dated on 30 September 2019 and we noted that the discount rates adopted by Air China and China Eastern Airlines in arriving their respective right-of-use assets of leases are comparable to those being adopted by the Company. In addition, as the discount rates being adopted are equivalent to the current PBOC Benchmark Rates with reference to the corresponding lease periods, we therefore considered such discount rates are fair and reasonable.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Having considered the above, we are of the view that the proposed Operating Lease Caps and its bases of determination are fair and reasonable so far as the Independent Shareholders are concerned and is in the interests of the Company and the Shareholders as a whole.

5.	Internal control procedures

As set out in the Letter from the Board, we noted that the Company has adopted a set of internal control measures to assign specific responsibilities to various designated departments of the Company in performing regular assessment and cross-checking on the terms of the Proposed Lease Transactions in order to make sure that the Proposed Lease Transactions will be conducted in accordance with the terms of the 2020-2022 Finance and Lease Service Framework Agreement.

As advised by the Company, the Company will comply with its internal guidance, including the Aircraft Financing Procurement Guidelines, when conducting Finance Lease Transactions in respect of the aircraft, Aircraft Related Assets and Aviation Related Equipment. Furthermore, we noted that the Aircraft Financing Procurement Guidelines includes a comprehensive scoring system for the assessment of service providers which assigns different scores to each of the selection criteria including but not limited to registered capital, capital adequacy, risk and customer concentration and credit rating. In respect of the Operating Lease Transactions, further as advised by the Company, the Company will comply with the internal procurement management rules, including the Aircraft Introduction Management Rules, when conducting Operating Lease Transactions in respect of aircraft, helicopters and engines. We also consider that the requirement to obtain at least three independent proposals from qualified independent third parties would allow the Group to obtain the then prevailing market terms of the finance lease and operating lease transactions in comparing the terms offered by CSA Leasing.

Having considered the above, we concur with the view of the Directors that the internal control and risk management measures of the Company can help to ensure that the Proposed Lease Transactions will be conducted in accordance with the terms of the 2020-2022 Finance and Lease Service Framework Agreement and that the prerequisite requirements thereunder will enable the Proposed Lease Transactions to be conducted on terms no less favourable to the Group than those offered by independent third parties.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

RECOMMENDATIONS

Having considered the above principal factors and reasons, we are of the opinion that:

(i)

the Provision of Deposit Services is on normal commercial terms and in the ordinary and usual course of business of the Company, and the terms of the Provision of Deposit Services (including the proposed Deposit Services Caps) are fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole; and

(ii)

the Proposed Lease Transactions are on normal commercial terms and in the ordinary and usual course of business of the Company, and the terms of the Proposed Lease Transactions (including the proposed Lease Caps) are fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole.

Accordingly, we recommend the Independent Shareholders, as well as the Independent Board Committee to advise the Independent Shareholders, to vote in favour of the ordinary resolutions to be proposed at the EGM to approve the Financial Services Framework Agreement and the 2020-2022 Finance and Lease Service Framework Agreement.

Yours faithfully, For and on behalf of TUS Corporate Finance Limited Michael Ngai Managing Director

Mr. Michael Ngai is a licensed person registered with the Securities and Futures Commission of Hong Kong and a responsible officer of TUS Corporate Finance Limited to carry out Type 6 (advising on corporate finance) regulated activity under the SFO. He has over 14 years of experience in the finance and investment banking industry.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

1.	FINANCIAL INFORMATION OF THE GROUP

Financial information of the Group for six months ended 30 June 2019 and each of the three years ended 31 December 2018, 2017 and 2016 are disclosed in the following documents which have been published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www. csair.com):

•	interim report of the Company for the six months ended 30 June 2019 published on 18 September 2019 (pages 70-112);

https://www1.hkexnews.hk/listedco/listconews/sehk/2019/0918/2019091800395.pdf

•	annual report of the Company for the year ended 31 December 2018 published on 29 April 2019 (pages 160-272);

https://www1.hkexnews.hk/listedco/listconews/sehk/2019/0429/ltn20190429323.pdf

•	annual report of the Company for the year ended 31 December 2017 published on 27 April 2018 (pages 144-236);

https://www1.hkexnews.hk/listedco/listconews/sehk/2018/0427/ltn201804272273.pdf

•	annual report of the Company for the year ended 31 December 2016 published on 27 April 2017 (pages 132-231);

https://www1.hkexnews.hk/listedco/listconews/sehk/2017/0427/ltn201704271358.pdf

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

2.	INDEBTEDNESS

At the close of business on 31 August 2019, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the total indebtedness of the Group was as follows:

RMB (million)
Bank loans and other loans
Unsecured loans	17,824
Secured loans	218

Total	18,042

Unsecured corporate bonds	9,804

Unsecured medium-term notes	3,400

Unsecured ultra-short-term financing bills	18,500

Lease liabilities	128,260

Guarantees provided
Personal bank loans for pilot trainees	284

At 31 August 2019, bank loans and other loans of the Group of approximately RMB80 million were secured by certain aircraft with a carrying amount of RMB347 million. Bank loans and other loans of the Group of approximately RMB138 million were secured by certain land use rights under right-of-use assets of RMB88 million and investment property of RMB15 million.

Save as aforesaid or as otherwise mentioned herein and apart from intra-group liabilities, the Group did not have any material outstanding debt securities, term loans, other borrowings or indebtedness in the nature of borrowing of the Group including bank overdrafts and liabilities under acceptances (other than normal trade bills) or acceptance credits or hire purchase commitments and borrowings, and any material outstanding mortgages, charges, contingent liabilities and guarantees of the Group as at the close of business on 31 August 2019.

The Directors are not aware of any material changes in the indebtedness or contingent liabilities of the Group since 31 August 2019.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

3.	EFFECT

Under the Proposed Lease Transactions, the Leased Aircraft, the Leased Aircraft Related Assets and the Aviation Related Equipment, and operating lease aircraft, helicopters and engines will be recorded as right-of-use assets of the Company, and the principal amount of the Proposed Lease Transactions will be recorded as lease liabilities of the Company. The consideration for the purchase of aircraft may be funded through the loans from banks and partly financed by internal fund of the Company. Using a lease structure under the Proposed Lease Transactions may result in an increase in the Company’s debt-to-equity ratio, but as the rental fee under the Proposed Lease Transactions is paid monthly, quarterly or semi-annually in arrears, commencing on the Delivery Date of each of the Leased Aircraft, the Leased Aircraft Related Assets and the Aviation Related Equipment, and operating lease aircraft, helicopters and engines and concluding on the date of the last payment for such subject matters, it is not expected to have a substantial impact on the Company’s cash flow position or its business operations.

Therefore, the Proposed Lease Transactions will not add immediate cash flow burden to the Company, and the Proposed Lease Transactions are not expected to result in a material impact on the earnings and net assets of the Group.

4.	MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors confirmed that there was not any material adverse change in the financial or trading position of the Group since 31 December 2018 (being the date to which the latest published audited financial statements of the Company were made up).

5.	WORKING CAPITAL

Taking into account the present internal resources and the available banking facilities of the Group, and considering the effect of the Proposed Lease Transactions, the Directors, after due and careful enquiry, are of the opinion that the working capital of the Group is sufficient for the Group’s requirement for at least 12 months from the date of this circular.

APPENDIX II	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DISCLOSURE OF INTERESTS OF DIRECTORS AND SUPERVISORS

As at the Latest Practicable Date, none of the Directors, chief executive or Supervisors and their respective associates had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of SFO (including interests or short positions which were taken or deemed to have under such provisions of the SFO), or were required to be recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Issuers in Appendix 10 of the Listing Rules.

None of the Directors, chief executive or Supervisors of the Company and their respective associates (as defined in the Listing Rules) has any competing interests which would be required to be disclosed under rule 8.10 of the Listing Rules if each of them were a controlling shareholder of the Company.

APPENDIX II	GENERAL INFORMATION

3.	SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as was known to the Directors, chief executive and Supervisors of the Company, the interests and short positions of the following persons (other than the Directors, chief executive or Supervisors of the Company) in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group, or had any option in respect of such capital are set out below:

Name of shareholder	Capacity	Type of Share	Number of Shares held		% of the total issued A Shares	% of the total issued H Shares	% of the total issued share capital of the Company
CSAH (Note 1)	Beneficial owner	A Share	4,528,431,323	(L)	52.65%	—	36.92%
	Interest in controlled corporation	H Share	1,671,287,925	(L)	—	45.58%	13.62%
		Subtotal	6,199,719,248	(L)	—	—	50.54%
Nan Lung Holding Limited (“Nan Lung”) (Note 1)	Beneficial Owner Interest in controlled corporation	H Share	1,671,287,925	(L)	—	45.58%	13.62%
American Airlines Group Inc. (Note 2)	Interest of controlled corporations	H Share	270,606,272	(L)	—	7.38%	2.21%
Qatar Airways Group Q.C.S.C	Beneficial owner	A Shares	430,036,166	(L)	5.00%	—	3.51%
	Beneficial owner	H Shares	183,324,000	(L)	—	5.00%	1.49%
		Subtotal	613,360,166	(L)	—	—	5.00%

Notes:

1)

CSAH was deemed to be interested in an aggregate of 1,671,287,925 H Shares through its direct and indirect wholly-owned subsidiaries in Hong Kong, of which 31,150,000 H Shares were directly held by Perfect Lines (Hong Kong) Limited (representing approximately 0.85% of its then total issued H Shares) and 1,640,137,925 H Shares were directly held by Nan Lung (representing approximately 44.73% of its then total issued H Shares). As Perfect Lines (Hong Kong) Limited is a wholly-owned subsidiary of Nan Lung, Nan Lung was also deemed to be interested in the 31,150,000 H Shares held by Perfect Lines (Hong Kong) Limited.

2)	American Airlines Group Inc. was deemed to be interested in 270,606,272 H Shares by virtue of its 100% control over American Airlines.
3)	The percentage was calculated according to the relevant total issued A Shares, total issued H Shares and the total issued share capital of the Company as at the Latest Practicable Date.

Save as disclosed above, as at the Latest Practicable Date, so far as was known to the Directors, chief executive and Supervisors of the Company, no other person (other than the Directors, chief executive or Supervisors of the Company) had an interest or short position in the shares or underlying shares of the Company recorded in the register of the Company required to be kept under section 336 of the SFO.

4.	MATERIAL LITIGATION

No member of the Group was engaged in any litigation or claims of material importance, and no such litigation or claim of material importance was known to the Directors to be pending or threatened by or against any members of the Group, as at the Latest Practicable Date.

APPENDIX II	GENERAL INFORMATION

5.	DIRECTORS’ AND SUPERVISORS’ INTERESTS

(a)

None of the Directors or Supervisors has any direct or indirect interest in any assets which have been, since 31 December 2018, the date to which the latest published audited financial statements of the Company were made up, acquired or disposed of by or leased to, or which are proposed to be acquired or disposed of by, or leased to, any member of the Group.

(b)

None of the Directors or Supervisors was materially interested in any contract or arrangement subsisting as at the Latest Practicable Date and which was significant in relation to the business of the Group.

6.	SERVICE CONTRACTS

None of the Directors has any existing or proposed service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

7.	MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors confirmed that there was not any material adverse change in the financial or trading position of the Group since 31 December 2018, the date to which the latest published audited consolidated accounts of the Group were made up.

8.	MISCELLANEOUS

(a)	The company secretary of the Company is Mr. Xie Bing.

Mr. Xie Bing, male, born in September 1973 (aged 46), graduated from Nanjing University of Aeronautics and Astronautics, majoring in Civil Aviation Management. He subsequently received a master degree of business administration from the Management School of Jinan University, a master degree of business administration (international banking and finance) from the University of Birmingham, Britain and a MBA, an Executive Master of Business Administration (EMBA) degree from Tsinghua University, respectively. Mr. Xie is a Senior Economist, fellow member and FCS of The Hong Kong Institute of Chartered Secretaries, and has the qualification for Company Secretary of companies listed on Shanghai Stock Exchange and also has the qualification for Company Secretary of companies listed on Stock Exchange. Mr. Xie began his career in July 1995, and joined the Chinese Communist Party in January 1994. He successively served as the Assistant of Company Secretary of the Company, and the Executive Secretary of the General Office of CSAH. Mr. Xie has been the Company Secretary and Deputy Director of the Company Secretary Office from November 2007. From December 2009, Mr. Xie has been the Secretary to the Board and Director of the Company Secretary Office of the Company. Form April 2017, he has been the Secretary to the Board of the Company, Director of the Company Secretary Bureau of China Southern Air Holding Limited Company and Director of the Company Secretary Bureau of the Company. For now, he also acts as Chairman and Party Secretary of China Southern Airlines Group Capital Holding Limited (中國南航集團資本控股有限公司) and Chairman of CSA Leasing Company Limted., Deputy President of Central Enterprises Overseas students Sodality (中央企業留學人員聯誼 會) and a Council Member of The Hong Kong Institute of Chartered Secretaries.

APPENDIX II	GENERAL INFORMATION

(b)

The registered address of the Company is at Unit 301, 3/F, Office Tower, Guanhao Science Park Phase I, 12 Yuyan Street, Huangpu District, Guangzhou, Guangdong Province, PRC and the principal place of business of the Company in Hong Kong is at Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong.

(c)	The Hong Kong branch share registrar and transfer office of the Company is Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

9.	QUALIFICATION AND CONSENT OF EXPERT

The following is the qualification of the expert who has given opinion or advice, which are contained or referred to in this circular:

Name	Qualification
TUS Corporate Finance Limited	a corporation licensed to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO

As at the Latest Practicable Date, TUS Corporate Finance Limited had no shareholding interest in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities of any member of the Group.

As at the Latest Practicable Date, TUS Corporate Finance Limited was not interested, directly or indirectly, in any assets which had since 31 December 2018 (being the date to which the latest published audited accounts of the Company were made up) been acquired or disposed of by or leased to any member of the Group or which are proposed to be acquired or disposed of by or leased to any member of the Group.

TUS Corporate Finance Limited has given and has not withdrawn its written consent to the issue of this circular with the inclusion herein of its letter on the same date and references to its name in the form and context in which it appears.

10.	MATERIAL CONTRACTS

The following contracts have been entered into by the Group (not being contract entered into in the ordinary course of business) within the two years immediately preceding the date of this circular:

(a)	The 2018-2019 Finance and Lease Service Framework Agreement.

APPENDIX II	GENERAL INFORMATION

(b)

An aircraft acquisition agreement (“Aircraft Acquisition Agreement 1”) dated 20 October 2017 entered into between the Company and Boeing, pursuant to which the Company agreed to purchase and Boeing agreed to sell 8 B777-300ER aircraft and 30 B737-8 aircraft. The catalogue price of each B777-300ER aircraft and each B737-8 aircraft is priced about US$317.7 million and US$103.7 million, respectively.

(c)

the 21 sale and purchase agreements (“Property Acquisition Agreements”) dated 7 December 2017 entered into between the Company and Zhuhai China Southern Air Real Property Development Co., Ltd. (“Zhuhai CSA”), a company indirectly owned as to 49%, 30% and 21% equity interests by CSAH, CITIC Real Estate Group Co., Ltd. and Guangdong Zhonghai Real Estate Co., Ltd, through Zhonghai China Southern Air Construction Development Co., Ltd., pursuant to which the Company agreed to purchase the whole 7th to 11th floor and one shop of China Southern Air Zhuhai Area Headquarter Building located at No. 52 Haibin South Road, Xiangzhou District, Zhuhai City, the PRC with a gross floor area of approximately 8,183.27 square meters at the total consideration of RMB159,990,100.

(d)

A property framework agreement dated 19 December 2017 (“Property Management Framework Agreement”) entered into between the Company and China Southern Airlines Group Property Management Company Limited (“CSAGPMC”), a wholly-owned subsidiary of CSAH, pursuant to which CSAGPMC agreed to provide certain property management and maintenance services at the old Baiyun Airport and the new Baiyun International Airport and surrounding in Guangzhou, the Company’s leased properties in the airport terminal at new Baiyun International Airport, the base and the 110KV transformer substation at the new Baiyun International Airport to ensure the ideal working conditions of the Company’s production and office facilities and physical environment, and the normal operation of equipment; (ii) property management and maintenance services for the power transformation and distribution equipment at Guangzhou cargo terminal; and (iii) electricity charge agency services. The maximum annual aggregate amount of the service fee payable by the Company to CSAGPMC under the Property Management Framework Agreement shall not exceed RMB155 million for each of the three years ending 31 December 2018, 2019 and 2020 respectively.

(e)

An asset lease agreement dated 19 January 2018 (“CSA Building Asset Lease Agreement”) entered into between the Company and Guangzhou Southern Airlines Construction Company Limited (“GSAC”), a wholly-owned subsidiary of CSAH, pursuant to which GSAC has agreed to lease to the Company (i) certain offices at floors 1-10, 12 and 17-36 in CSA Building located at West Side of Yuncheng East Road, Baiyun Xincheng, Baiyun District, Guangzhou with an aggregate gross floor area of not exceeding 88,396 square meters at an annual rental of not exceeding RMB159,112,800; and (ii) 550 parking lots in CSA Building at an annual rental of not exceeding RMB5,520,000 for a term of three years commencing from 19 January 2018 to 18 January 2021. The maximum annual rental payable by the Company pursuant to the CSA Building Asset Lease Agreement shall not exceed RMB164,632,800.

APPENDIX II	GENERAL INFORMATION

(f)

An asset lease framework agreement dated 26 January 2018 (“Asset Lease Framework Agreement”) entered into between the Company and CSAH, pursuant to which CSAH has agreed to continue to lease to the Company certain certain buildings, land and equipment assets at existing locations in Guangzhou, Wuhan, Changsha, Haikou, Zhanjiang and Nanyang for a term of three years commencing from 1 January 2018 to 31 December 2020. The maximum annual aggregate amount of rent payable by the Company to CSAH under the Asset Lease Framework Agreement for each of the three years ending 31 December 2018, 2019, and 2020 shall not exceed RMB116,198,000.

(g)

An aircraft sale and leaseback agreement dated 16 March 2019 entered into between the Company and Guangzhou Nansha CSA Tianshui Leasing Co., Ltd. (“Guangzhou Tianshui”), a wholly-owned subsidiary of CSA Leasing, which is in turn a wholly-owned subsidiary of CSAH, pursuant to which the Company agreed to sell and Guangzhou Tianshui agreed to purchase 14 A320 aircraft at RMB371 million, and Guanzhou Tianshui agreed to leaseback to the Company the mentioned 14 A320 aircraft by way of operating leases at a rental fee of RMB687,000 per aircraft per month for various terms ranging from 8 to 22 months. The annual aggregate rental fee for the 14 A320 aircraft payable by the Company was estimated to be RMB107.895 million and RMB55.647 million, for 2018 and 2019 respectively.

(h)

An aircraft acquisition agreement dated 21 March 2018 (“Aircraft Acquisition Agreement 2”) entered into between Xiamen Airlines Company Limited (“Xiamen Airlines”), which is a subsidiary owned as to 55% by the Company, and Boeing, pursuant to which Xiamen Airlines agreed to purchase and Boeing agreed to sell 20 B737-8 aircraft and 10 B737-10 aircraft. The catalogue price of each Boeing B737-8 aircraft and B737-10 aircraft is priced about US$104 million and US$116 million, respectively.

(i)

A supplemental agreement dated 27 April 2018 to the financial services framework agreement dated 26 August 2016 between the Company and Southern Airlines Group Finance Company Limited (the “Finance Company”), a non wholly-owned subsidiary of CSAH which is owned as to approximately 66% by CSAH and its wholly-owned subsidiary and 34% by the Company together with its four subsidiaries. Pursuant to the supplemental agreement, the parties agreed to revise each of the maximum daily balance of deposits placed by the Group (including the corresponding interest accrued thereon) on any given day for the provision of deposit of money services (including but not limited to time deposit, saving deposit) and the provision of loan services (including credit line services) by the Finance Company to the Company from RMB8 billion to RMB10 billion.

(j)

An aircraft sale agreement dated 23 November 2018 entered into between Chongqing Airlines Company Limited (“Chongqing Airlines”), a subsidiary of the Company owned as to 60% by the Company and 40% by Chongqing City Transportation Development & Investment Group Company Limited, and Guangzhou Yunde Aircraft Leasing Co., Ltd. (“Guangzhou Yunde”), a wholly-owned subsidiary of CSA Leasing, which in turn is wholly-owned by CSAH, pursuant to which Chongqing Airlines agreed to sell and Guangzhou Yunde agreed to purchase 4 A320 aircraft at RMB121.31 million, and Guanzhou Yunde agreed to leaseback the mentioned 4 A320 aircraft to Chongqing Airlines by way of operating leases at a rental fee of RMB687,000 per aircraft per month for a term of 3 months. The aggregate rental fee was estimated to be RMB2.061 million.

APPENDIX II	GENERAL INFORMATION

(k)

A customised property acquisition agreement dated 24 December 2018 (“Customised Property Acquisition Agreement”) entered into between the Company and Zhuhai CSA, pursuant to which the Company agreed to purchase a property at the total consideration of no more than RMB798,560,000. The property includes the whole 1st to 42th floor and the basement of the hotel building A1 under the Zhuhai International Civil Aviation Standard Service Development and Training Centre Project to be constructed on the western side of the northern part of Lot No. 36 of Zhuhai Free Trade Zone, Zhuhai City, the PRC with a planned floor area of approximately 60,927.8 square meters.

(l)

A media services framework agreement (the “Media Services Framework Agreement”) dated 27 December 2018 entered into between the Company and Southern Airlines Culture and Media Co., Ltd. (“SACM”), a company owned as to 40% by the Company and 60% by CSAH, on the provision of media services to the Group for three years from 1 January 2019 to 31 December 2021. SACM agreed to provide the following services to the Group: (i) exclusive advertising agency services, including the design, production, broadcast and agency of international and domestic screen, print, outdoor and other forms of advertisement; (ii) the plotting, purchase and production of in-flight TV and movie program agency services; (iii) channel publicity and production services, including the planning, design, production and broadcast of the promotional programs according to the promotion demand and the promotion plan of the Group, and the broadcast and issuance of such programs in the “CCTV- OUTLOOK” channel and other specified channels; (iv) public relations services relating to recruitment of airhostesses, including organisation and implementation of promotional recruitment activities and on-site recruitment activities, and the production of promotional advertising programs; (v) services relating to the distribution of newspapers and magazines issued by SACM Group within places that the Group services; and (vi) printing, production and procurement services in relation to media such as thermal boarding passes, including placing orders, tracking order completion status, assisting with inspection upon delivery, collection and payment. The maximum annual aggregate amount of the service fee payable by the Group to SACM under the Media Services Framework Agreement for each of the three years ending 31 December 2019, 2020 and 2021 shall not exceed RMB150 million, RMB170 million and RMB190 million (excluding tax), respectively.

(m)

A catering services framework agreement (the “Catering Services Framework Agreement”) dated 27 December 2018 entered into between the Company and Shenzhen Air Catering Co., Ltd. (“SACC”), a company owned as to 50.1% by CSAH, on the provision of catering services to the Group for three years from 1 January 2019 to 31 December 2021. SACC agreed to provide the in-flight meal boxes, and order, supply, allot, recycle, store and install the in-flight supply with their respective services for the arrival and departure flights designated by the Group at the airport where SACC is located at. The maximum annual aggregate amount of the service fee payable by the Group to SACC under the Catering Services Framework Agreement shall for each of the three years ending 31 December 2019, 2020 and 2021 shall not exceed RMB231 million, RMB266 million and RMB306 million, respectively.

APPENDIX II	GENERAL INFORMATION

(n)

A capital increase agreement dated 1 March 2019 (“Capital Increase Agreement”) entered into by and amongst the Company, CSAH, Xiamen Airlines, Shantou Airlines Company Limited (“Shantou Airlines”), a subsidiary (as defined in the Listing Rules) owned as to 60% by the Company, Zhuhai Airlines Company Limited (“Zhuhai Airlines”), a subsidiary (as defined in the Listing Rules) owned as to 60% by the Company, and Guangzhou Nanland Air Catering Company Limited (“Nanland”), a subsidiary (as defined in the Listing Rules) owned as to 70.5% by the Company, pursuant to which the parties agreed the Company to increase its respective capital contribution in the total sum of RMB500 million to Southern Airlines Group Finance Company Limited, in which RMB304,798,670 will be used in increasing the registered capital from RMB1,072,927,050 to RMB1,377,725,720, while RMB195,201,330 will be used to increase the capital reserve of such Company, and CSAH and the non wholly-owned subsidiaries of the Company, including Xiamen Airlines, Shantou Airlines, Zhuhai Airlines and Nanland, had agreed to waive their rights of capital contribution.

(o)	The Financial Services Framework Agreement.

(p)

An aircraft acquisition agreement dated 30 August 2019 (“Aircraft Acquisition Agreement 3”) entered into between the Company and Commercial Aircraft Corporation of China Limited (“Comac”), pursuant to which the Company agreed to purchase and Comac agreed to sell 35 ARJ21-700 aircraft. The catalogue price of each ARJ21-700 aircraft is priced about US$38 million.

(q)	The 2020-2022 Finance and Lease Service Framework Agreement.

11.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents available for inspection during normal business hours at the principal place of business of the Company in Hong Kong at Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong from the date of this circular up to and including 9 November 2019:

(a)	Articles of Association;

(b)	the material contracts referred to in the paragraph headed “Material Contracts” in this Appendix;

(c)	the letter from TUS Corporate Finance Limited and its consent letter;

(d)	the 2018 and 2017 Annual Reports;

The Company has applied a waiver for the Acquisition from strict compliance with rule 14.58(4), rule 14.66(10) and Appendix 1B paragraph 43(2)(b) to the Listing Rules from the Stock Exchange, so that only the redacted version of Aircraft Acquisition Agreement 1, Aircraft Acquisition Agreement 2 and Aircraft Acquisition Agreement 3, will be available for inspection by the public. Information in relation to the actual consideration will not be disclosed in the aforesaid aircraft acquisition agreements.

NOTICE OF EGM

NOTICE OF EGM

NOTICE IS HEREBY GIVEN that the second extraordinary general meeting of 2019 (the “EGM”) of China Southern Airlines Company Limited (the “Company”) will be held at No. 3301 Conference Room, 33th Floor, China Southern Airlines Building, No. 68 Qixin Road, Bai Yun District, Guangzhou, Guangdong Province, the PRC on Friday, 27 December 2019 at 9:00 a.m. for the purpose of considering, if thought fit, to approve the following resolution. Unless otherwise indicated, capitalised terms used herein have the same meanings as those defined in the circular of the Company dated 26 October 2019 (the “Circular”):

AS ORDINARY RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as ordinary resolutions:

1.	the resolution regarding the financial services framework agreement entered into between the Company and Southern Airlines Group Finance Company Limited.

2.	the resolution regarding the 2020-2022 finance and lease service framework agreement entered into between the Company and China Southern Air Leasing Company Limited.

By Order of the Board of
CHINA SOUTHERN AIRLINES COMPANY LIMITED Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

26 October 2019

As at the date of this notice, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

NOTICE OF EGM

Notes:

1.	Persons who are entitled to attend the EGM

a.

Holders of the H Shares whose names appear on the register of holders of H Shares of the Company on 28 November 2019 (“Eligible Shareholders”) or their representatives are entitled to attend the EGM after completion of the required registration procedures in accordance with Note 2 “Registration procedures for attending the EGM”. Holders of A Shares shall receive a notice separately.

b.	The directors, supervisors and senior management of the Company.

c.	Representatives of the professional advisers hired by the Company and special guests invited by the Board.

2.	Registration procedures for attending the EGM

a.

Eligible Shareholders who intend to attend the EGM either in person or by proxy must deliver to the Company on or before Friday, 6 December 2019, in person or by post at the registration address of the Company, or by fax at (+86) 20-8665 9040, the reply slip, which is attached to the notice of the EGM as Attachment A.

b.

When attending the EGM, individual Eligible Shareholder or his/her proxy shall bring along his/her identity card. The legal representative of a corporate Eligible Shareholder attending the EGM shall bring along his/her identity card, together with a notarised copy of the resolution or power of attorney issued by the board of directors or other governing body of the corporate Eligible Shareholder to appoint such legal representative to attend the meeting.

c.

Holders of H Shares who intend to attend the EGM must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the registrar of H Shares, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, at or before 4:30 p.m. on Wednesday 27 November 2019.

d.	28 November 2019 to 27 December 2019 (both days inclusive), during which period no transfer of H Shares will be registered.

3.	Proxies

a.

An Eligible Shareholder has the right to appoint one or more proxies to attend the EGM and vote on his/her behalf. A proxy does not need to be a Shareholder. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

b.

A proxy must be appointed by an Eligible Shareholder or his/her attorney by way of a form of proxy for the EGM, which is attached to the notice of EGM as Attachment B. If the proxy is appointed by the attorney of an Eligible Shareholder, the power of attorney or other authorisation document(s) authorising such attorney to appoint the proxy must be notarised.

c.

To be valid, for holders of A Shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company no later than 24 hours before the time appointed for the holding of the EGM. To be valid, for holders of H Shares, the notarised power of attorney or other authorisation document(s), together with the completed form of proxy for the EGM, must be lodged with Hong Kong Registrars Limited within the same period of time.

4.	Miscellaneous

a.	The EGM is expected to last for not more than one day. Eligible Shareholders (or their proxies) who attend shall bear their own travelling and accommodation expenses.

NOTICE OF EGM

b.	The address of the headquarter of the Company is:

China Southern Airlines Building

68 Qixin Road, Baiyun District,

Guangzhou (Postcode 510403)

Telephone No.: (+86) 20-8611 2480/ (+86) 20-8611 4989

Facsimile No.: (+86) 20-8665 9040

Website: www.csair.com

Contact person: Mr. Xiao and Mr. Deng

c.	Pursuant to rule 13.39(4) of the Listing Rules, any vote of the shareholders at a general meeting must be taken by poll. Therefore, all resolutions proposed at the EGM shall be voted by poll.